Dear Fellow Shareholders,

As we confronted the challenges of the COVID-19 pandemic in 2020, we remained focused on our clients, people and communities. We continued to elevate the client experience through innovation across our financial services and payments ecosystem. We invested in our people to build capability for the future and supported our global team of more than 44,000 employees including through the Fiserv Cares program to assist employees who experienced unexpected financial hardships created by the pandemic. We deepened our commitment to creating a more diverse and inclusive workplace and have committed $50 million to supporting minority-owned small businesses and entrepreneurs through our Back2Business program. We entered 2021 with strong momentum, confidence in our broad, proven technology advantages, and a continued commitment to delivering differentiated value for our clients and superior financial results for our shareholders.

You are cordially invited to attend the annual meeting of shareholders of Fiserv, Inc. to be held online at www.virtualshareholdermeeting.com/FISV2021 on Wednesday, May 19, 2021 at 10:00 a.m. (CT). Details for attending the annual meeting are included in this proxy statement. Also enclosed are details for how and when to vote.

Your vote is very important to us, so if you are unable to attend the meeting, please vote in advance of the annual meeting, either online, by mail or by telephone, to ensure your shares are represented at the meeting.

Thank you for your continued support of Fiserv.

Sincerely,

Frank J. Bisignano
President and Chief Executive Officer



Notice of 2021 Annual Meeting of Shareholders

Time and Date
Wednesday, May 19, 2021 at 10:00 a.m. (CT)

Virtual Annual Meeting Site
www.virtualshareholdermeeting.com/FISV2021, where you will be able to listen to the annual meeting live, submit questions and vote online

Matters to Be Voted On
1. Election of ten directors to serve for a one-year term and until their successors are elected and qualified.

2. Approval, on an advisory basis, of the compensation of our named executive officers.

3. Ratification of appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2021.

   Any other business as may properly come before the annual meeting or any adjournments or postponements thereof.

Who Can Vote
Holders of Fiserv stock at the close of business on March 22, 2021.

Participating in the Virtual Annual Meeting
The annual meeting will be held exclusively online via live webcast due to the continued risks presented by the COVID-19 pandemic, and the priority we place on the health and well-being of our shareholders, partners and employees. Holders of Fiserv stock at the close of business on March 22, 2021 are entitled to participate in, examine our shareholders' list at, and submit questions in writing during, the annual meeting by visiting www.virtualshareholdermeeting.com/FISV2021. To participate in the annual meeting, you will need the 16-digit control number included on your notice of Internet availability of proxy materials, on your proxy card or on the instructions that accompanied your proxy materials. The annual meeting will begin promptly at 10:00 a.m. (CT). Online check-in will begin at 9:30 a.m. (CT). Please allow ample time for the online check-in procedures.

Date of Mailing
On April 6, 2021, we will commence mailing the notice of Internet availability of proxy materials, or a proxy statement, proxy card and annual report, to shareholders.

By Order of the Board of Directors,

Eric C. Nelson
Secretary
April 6, 2021

Important notice regarding the availability of proxy materials for the shareholder meeting to be held on May 19, 2021: The proxy statement, 2020 Annual Report on Form 10-K and the means to vote by Internet are available at http://www.proxyvote.com.



Proxy Statement Table of Contents

At-A-Glance

Less than two years ago, we closed on the transformative combination of Fiserv and First Data. As we progressed through the integration of these two complementary businesses in early 2020, the world was transformed. We quickly mobilized to help our clients, people and communities confront the challenges of the COVID-19 pandemic. At the same time, we remained focused on advancing our diversity and inclusion efforts and taking meaningful action on executive compensation and governance matters.

Pandemic Response

In response to the COVID-19 pandemic, we took action to protect and promote the health, safety and well-being of our employees while continuing to deliver for our clients.

- $3 million of aid to employees impacted by the pandemic through our Fiserv Cares program was enabled by salary reductions and contributions of Fiserv stock by our management committee, including our chief executive officer and executive chairman, and the suspension of non-employee director cash fees

- Most of our associates began to work remotely and we eliminated non-essential travel, limited access to our facilities, disinfected workspaces extensively and frequently, provided personal protective equipment to employees and required employees who were present at our facilities to adhere to a variety of safety protocols

- We increased pay for critical employees who could not work remotely and expanded paid time-off for employees impacted by COVID-19

Diversity & Inclusion

We undertook a series of initiatives comprising our "Forward Together" plan to enhance our existing diversity and inclusion programs and our commitment to cultivating a diverse, respectful and inclusive workplace.

- We focused on enhancing diversity at all levels of the organization, including increasing the representation of women and minorities in leadership positions, requiring consideration of diverse candidates for senior leadership positions, dedicating talent acquisition resources focused on hiring diverse individuals and deepening relationships with historically Black colleges and universities, industry networks and military and veterans' organizations

- We committed to investing $50 million through our Back2Business program to support minority-owned small businesses and entrepreneurs through financial assistance, business expertise, leading technology, community partners and ongoing support

- Employee awareness was raised by participation in diversity and inclusion programs, such as an inclusive leader program to develop the competencies to create an inclusive workplace; global employee resource groups (ERGs) through which associates connect, support each other and elevate their professional development; and a host of diversity and inclusion training courses available to all employees

- Partnerships with organizations focused on human rights, racial equity and social justice were strengthened including work by our ERGs with community organizations and groups to provide mentorship opportunities and serve as force multipliers for talent acquisition, employee engagement and diversity efforts

Executive Compensation

Cash Incentive Awards

As a result of the COVID-19 pandemic and the related decline in global economic activity, we experienced a significant decrease in payments volume and transactions beginning in late March 2020 that negatively impacted our merchant acquiring and payment-related businesses, which earn transaction-based fees, as well as modest declines in other businesses. Although the pandemic was not a consideration at the time that the compensation committee established the performance objectives for our annual cash incentive award for 2020, it did not modify these goals in response to the pandemic. As a result, none of our named executive officers received a cash incentive payment for 2020.

Shareholder Engagement

We engaged with shareholders collectively owning approximately 26% of our outstanding shares, including our largest shareholder, New Omaha Holdings, L.P., regarding last year's advisory vote on named executive officer compensation. Shareholders encouraged us to make performance share units a substantial portion of the annual equity awards granted to named executive officers. In response to this feedback and consistent with the compensation committee's multi-year equity grant strategy, half of the equity granted to our chief executive officer, and one-third of the equity granted to our other continuing named executive officers, by the committee during the annual grant cycle in 2021 was in the form of performance share units with a three-year performance period. The shares subject to these performance share units will be issued based on relative total shareholder return (30% weighting), internal revenue growth (30% weighting), adjusted operating income (25% weighting), and adjusted earnings per share (15% weighting). With respect to the total shareholder return component, units will only vest at target if we rank in the 55th percentile relative to the S&P 500 Index and will be capped at target if our absolute total shareholder return over the three-year period is negative.

Amendments to CEO Employment Agreement

On July 1, 2020, Mr. Bisignano became our chief executive officer and, in connection with his appointment, we entered into an amendment to his employment agreement that eliminated his excise and perquisite tax gross-ups and his right to receive certain severance payments and benefits, and have certain equity vest, if he terminated his employment without good reason within a specified period. The amendment also extended his non-competition and non-solicitation covenants from 12 months following any separation from employment to 24 months.

Governance Updates

In furtherance of our commitment to diversity and inclusion, the board of directors amended our governance guidelines to require that the initial list of candidates for any new independent director or outside chief executive officer candidate include qualified female and racially/ethnically diverse candidates. In addition, we plan to provide a copy of our Employment Information Report (EEO-1), to be filed with the U.S. government later this year, on our website.

Political Contributions

In response to continuing shareholder interest in matters related to political contributions:

- Our board of directors adopted a policy that describes the procedures for making, with corporate funds or assets, contributions or expenditures to participate or intervene in any campaign on behalf of, or in opposition to, any candidate for public office or to influence the general public or any segment thereof with respect to an election or referendum.

- Our board of directors also updated the charter of the nominating and corporate governance committee to provide that the committee will review annually our political contributions policy and political contributions and expenditures.

Prior to our annual meeting of shareholders in 2022, we plan to provide on our website a copy of our political contributions policy and a report of monetary contributions and expenditures that includes the identity of and amount paid to each recipient. The report will be published annually and also include information regarding the non-deductible portion of dues and payments to trade associations (other than where annual dues or payments are less than $50,000) and payments to other tax-exempt organizations which may use such payments for political purposes, including organizations organized under section 501(c)(4) of the Internal Revenue Code.

Our Board of Directors

Recent Enhancements

- **New Independent Chairman**. Beginning on January 1, 2021, Denis O'Leary became our new independent chairman of the board.

- **Technology Risk Committee**. The board of directors formed a committee that is specifically focused on technology risk, including information technology security, risk and other similar matters.

- **Committee Rotation and Leadership**. We rotated our board committee memberships to align our directors' experience and balance continuity and new perspectives, and we appointed Heidi Miller to serve as the chair of the audit committee.

- **New Director**. We appointed a new independent director, Kevin Warren, to the board.

- **Diverse Candidates.** In furtherance of our commitment to diversity and inclusion, the board of directors amended our governance guidelines to require that the initial list of candidates for any new independent director or outside chief executive officer candidate include qualified female and racially/ethnically diverse candidates.

Average Director Age	Average Director Tenure	Board Diversity in Gender, Race and/or Ethnicity
60.7 years	5.2 years	40%

Proposal 1. Election of Directors

Each person listed below is nominated for election to serve as a director until the next annual meeting of shareholders and until his or her successor is elected and qualified. **The board of directors recommends that you vote "FOR" each of its nominees for director.**

FRANK J. BISIGNANO
DIRECTOR SINCE 2019

Mr. Bisignano, age 61, has served as our Chief Executive Officer since July 1, 2020 and President since 2019. Mr. Bisignano served as our Chief Operating Officer from 2019 to 2020 and joined us as part of the acquisition of First Data.

BUSINESS EXPERIENCE

Current Directorships
- Humana, Inc., a health insurance company (public)

Prior Public Directorships
- First Data (2013-2019)

Prior Positions
- Chief Executive Officer (2013-2019) and Chairman (2014-2019) of First Data
- Co-Chief Operating Officer, Chief Executive Officer of Mortgage Banking, Chief Administrative Officer and other executive positions at JPMorgan Chase & Co., a global financial services company (2005-2013)
- Chief Executive Officer for the Global Transactions Services business, and a member of the Management Committee, of Citigroup Inc., a global banking company (2002-2005)

REASONS FOR NOMINATION

- Currently serves as our Chief Executive Officer and President
- Served as Chief Executive Officer and Chairman of First Data prior to the acquisition
- Experienced executive and recognized leader in the financial services industry

Independent:
No

Committees:
None

ALISON DAVIS
DIRECTOR SINCE 2014

Ms. Davis, age 59, co-founded Fifth Era, a firm that invests in and develops early stage technology companies, and has served as its Managing Partner since 2011.

BUSINESS EXPERIENCE

Independent:
Yes

Committees:
- Audit Committee
- Compensation Committee

Current Directorships
- SVB Financial Group, a financial services and bank holding company (public)
- Janus Henderson Group plc, a global asset manager (public)
- Collibra NV, a data governance software company (private)

Prior Public Directorships
- Ooma, Inc., a consumer telecommunications company (2014-2020)
- Royal Bank of Scotland Group plc, a British bank holding company (2011-2020)
- Unisys Corporation, a global information technology company (2011-2018)
- Diamond Foods, Inc., a packaged food company (2012-2016)

Prior Positions
- Managing Partner of Belvedere Capital Partners, Inc., a private equity firm serving the financial services sector (2004-2010)
- Chief Financial Officer for Barclays Global Investors, an institutional asset manager that is now part of BlackRock, Inc. (2000-2003)
- Senior Partner at A.T. Kearney, Inc., a leading global management consulting firm
- Consultant at McKinsey & Company, a leading global management consulting firm

REASONS FOR NOMINATION

- Extensive experience in global financial services, corporate strategy and financial management

HENRIQUE DE CASTRO
DIRECTOR SINCE 2019

Mr. De Castro, age 55, most recently served as an advisor to Cantor Fitzgerald, a global financial services firm, from 2015 to 2019.

BUSINESS EXPERIENCE

Current Directorships
- Banco Santander, S.A., a Spanish multinational commercial bank (public)

Prior Public Directorships
- Target Corporation, a general merchandise retail company (2013-2020)
- First Data (2017-2019)
- CF Finance Acquisition Corp., a special purpose acquisition company (2018-2019)

Prior Positions
- Chief Operating Officer of CF Finance Acquisition Corp. (2018-2019)
- Chief Operating Officer at Yahoo! Inc., a web services firm (2012-2014)
- President of Partner Business Worldwide, President of Media, Mobile & Platforms Worldwide and other senior executive positions at Google, a multinational technology company (2009-2012)
- Senior positions at Dell Corporation, a computer technology company
- Senior positions at McKinsey & Company, a leading global management consulting firm

REASONS FOR NOMINATION

- Leadership and management experience in the global technology industry, including expertise in global growth strategies

Independent:
Yes

Committees:
- Audit Committee
- Nominating and Corporate Governance Committee

HARRY F. DISIMONE
DIRECTOR SINCE 2018

Mr. DiSimone, age 66, founded and has served as President of Commerce Advisors, Inc., a consulting and advisory services firm for the retail financial services and payments industries, since 2008.

BUSINESS EXPERIENCE

Current Directorships
- Reliant Funding, Inc., a provider of short-term small business loans (private)
- ClearBalance Inc., a provider of patient loan programs (private)

Prior Positions
- Co-Managing Partner and Co-Founder of Encore Financial Partners, Inc., a company focused on the acquisition and management of banking organizations in the United States (2010-2015)
- Executive Vice President, Chief Operating Officer of the Chase credit card business, Private Label Card and Merchant Processing Executive, Retail Bank Chief Marketing Officer, Consumer Banking, Investments and Insurance Executive, Chase Personal Financial Services Executive and other senior level positions at JPMorgan Chase & Co., a global financial services company, and its predecessor organizations (1976-2008)
- Advisor to a number of retail banking and payment organizations, including The Data & Marketing Association, the NYCE Payment Network, Chase Paymentech, Mastercard's U.S. Business Committee, Visa Global Advisors, the New York Clearing House's Strategic Planning Committee and the Federal Reserve Bank's Payment Card Council

REASONS FOR NOMINATION

- Extensive experience in the banking, payments and financial services industries

Independent:
Yes

Committees:
- Compensation Committee
- Technology Risk Committee

DENNIS F. LYNCH
DIRECTOR SINCE 2012

Mr. Lynch, age 72, most recently served as the Chairman of Cardtronics plc, the largest owner and operator of retail ATMs worldwide, from 2010 until his retirement in 2018.

BUSINESS EXPERIENCE

Prior Public Directorships
- Cardtronics plc (2008-2018)

Prior Positions
- Chairman and Chief Executive Officer of RightPath Payments, Inc., a payment solutions company (2005-2008)
- Chairman and director of the Secure Remote Payments Council, a cross-industry organization dedicated to accelerating the growth, development and market adoption of more secure e-commerce and mobile payments
- President and Chief Executive Officer of NYCE Corporation, an operator of ATMs
- Chairman of Yankee 24 ATM Network, a network of ATMs

REASONS FOR NOMINATION

- Over four decades of experience in the payments industry

Independent:
Yes

Committees:
- Nominating and Corporate Governance Committee, Chair
- Technology Risk Committee

HEIDI G. MILLER
DIRECTOR SINCE 2019

Ms. Miller, age 67, most recently served as President of JPMorgan International, a division of JPMorgan Chase & Co., a global financial services company, from 2010 until her retirement in 2012.

BUSINESS EXPERIENCE

Current Directorships
- HSBC Holdings plc, a British global banking and financial services company (public)

Prior Public Directorships
- General Mills Inc., a manufacturer and marketer of branded consumer foods (1999-2019)
- First Data (2014-2019)

Prior Positions
- Executive Vice President, Chief Executive Officer – Treasury and Securities Services of JPMorgan Chase (2004-2010)
- Executive Vice President and Chief Financial Officer of Bank One Corporation, a commercial bank that is now part of JPMorgan Chase (2002-2004)
- Chief Financial Officer of Citigroup Inc., a global banking company

REASONS FOR NOMINATION

- Leadership, management and strategic experience at complex organizations in the global banking and financial services industries

Independent:
Yes

Committees:
- Audit Committee, Chair
- Technology Risk Committee

SCOTT C. NUTTALL
DIRECTOR SINCE 2019

Mr. Nuttall, age 48, has served as Co-President and Co-Chief Operating Officer at KKR & Co. Inc., a global investment firm, since 2017 and joined KKR in 1996.

BUSINESS EXPERIENCE

Current Directorships
- KKR & Co. Inc. (public)

Prior Public Directorships
- First Data (2007-2019)

Prior Positions
- Head of KKR's Global Capital and Asset Management Group, where he was responsible for overseeing KKR's Public Markets & Distribution businesses, which includes Credit, Capital Markets, Hedge Funds and its Client & Partner Group
- Blackstone Group, where he was involved in numerous merchant banking and merger and acquisition transactions

REASONS FOR NOMINATION

- Broad experience in strategic development and capital markets
- New Omaha Holdings, L.P., or New Omaha, appointed Mr. Nuttall as director upon the closing of the First Data acquisition in accordance with a shareholder agreement between Fiserv and New Omaha

Independent:
Yes

Committees:
- Compensation Committee, Chair
- Nominating and Corporate Governance Committee

DENIS J. O'LEARY
CHAIRMAN SINCE 2021, DIRECTOR SINCE 2008

Mr. O'Leary, age 64, most recently served as Co-Managing Partner of Encore Financial Partners, Inc., a company focused on the acquisition and management of banking organizations in the United States, from 2009 to 2015.

BUSINESS EXPERIENCE

Current Directorships
- CrowdStrike Holdings, Inc., a computer security software company (public)
- Ventiv Technology, Inc., a provider of software solutions for risk management, claims administration and policy administration (private)

Prior Positions
- Senior advisor to The Boston Consulting Group with respect to the enterprise technology, financial services and consumer payments industries (2006-2009)
- Executive Vice President, Managing Executive of Lab Morgan, Head of Retail Banking, Chief Information Officer, Director of Finance and other roles at JPMorgan Chase & Co., a global financial services company, and its predecessor organizations (1978-2003)

REASONS FOR NOMINATION

- Considerable knowledge and experience in the banking, technology and information services industries

Independent:
Yes

Committees:
- Technology Risk Committee, Chair

DOYLE R. SIMONS
DIRECTOR SINCE 2007

Mr. Simons, age 57, most recently served as President and Chief Executive Officer and a director of Weyerhaeuser Company.

BUSINESS EXPERIENCE

Current Directorships
- Iron Mountain Incorporated, a storage and information management company (public)

Prior Public Directorships
- Weyerhaeuser Company, a company focused on timberlands and forest products (2013-2018)

Prior Positions
- President and Chief Executive Officer of Weyerhaeuser Company (2013-2018), and senior advisor (2018-2019)
- Chairman and Chief Executive Officer of Temple-Inland, Inc., a manufacturing company focused on corrugated packaging and building products which was acquired in 2012 (2007-2012)
- Executive Vice President, Chief Administrative Officer, Vice President – Administration and Director of Investor Relations at Temple-Inland (1994-2007)

REASONS FOR NOMINATION

- Accomplished businessperson with diverse experience in senior management, financial and legal matters

Independent:
Yes

Committees:
- Audit Committee
- Compensation Committee

KEVIN M. WARREN
DIRECTOR SINCE 2020

Mr. Warren, age 58, has served as Chief Marketing Officer of United Parcel Service, Inc., a global package delivery, supply chain management and freight forwarding company, since 2018.

BUSINESS EXPERIENCE

Current Directorships
- Illinois Tool Works Inc., a global manufacturer of industrial products and equipment (public)

Prior Positions
- Executive Vice President & Chief Commercial Officer of Xerox Corporation, a global business services, technology and document management company (2017-2018)
- President, Commercial Business Group, President, Industrial, Retail and Hospitality Business Group, President of Strategic Growth Initiatives, and other roles at Xerox (1984-2017)

REASONS FOR NOMINATION

- Deep executive and commercial leadership experience including the growth and management of global brands
- Mr. Warren was identified by the nominating and corporate governance committee after engaging a third-party search firm

Independent:
Yes

Committees:
- Nominating and Corporate Governance Committee

How We Are Selected, Elected and Evaluated

More About Nominees

All of the nominees for election as director at the annual meeting are incumbent directors and have been nominated in accordance with our by-laws, including Article IX which was adopted in connection with the First Data transaction, contains certain governance terms, and will expire by its terms immediately following our 2021 annual meeting of shareholders. There are no family relationships among any of our directors or executive officers. These nominees have consented to serve as a director if elected, and management has no reason to believe that any nominee will be unable to serve. Unless otherwise specified, the shares of common stock represented by the proxies solicited hereby will be voted in favor of the nominees proposed by the board of directors. In the event that any director nominee becomes unavailable for re-election as a result of an unexpected occurrence, shares will be voted for the election of such substitute nominee, if any, as the board of directors may propose.

Vote Required

Our by-laws provide that each director will be elected by the majority of the votes cast with respect to that director's election, other than in a contested election. A majority of the votes cast means that the number of votes cast "for" a director's election exceeds the number of votes cast "withheld" with respect to that director's election. In a contested election, as determined by our chairman of the board, each director will be elected by a plurality of the votes cast with respect to that director's election at a meeting at which a quorum is present regardless of whether a contested election continues to exist as of the date of such meeting. If, in an uncontested election of directors, any incumbent nominee receives a greater number of votes "withheld" from his or her election than votes "for" his or her election, such director will promptly tender his or her resignation. The nominating and corporate governance committee will then promptly recommend to the board whether to accept or reject the resignation, and we will promptly file a Current Report on Form 8-K with the Securities and Exchange Commission that sets forth the board's decision in which the director who tendered a resignation will not participate.

What We Look for in Directors

The committee regularly assesses the appropriate size of the board of directors, the skills and competencies of our directors, and whether any vacancies on the board of directors are expected due to retirement or otherwise. The nominating and corporate governance committee evaluates prospective nominees in the context of the then current constitution of the board and considers all factors it believes appropriate, which include those set forth in our governance guidelines such as personal ethics and integrity, business judgment, experience, an ability to represent the long-term interests of shareholders, and sufficient time to devote to board activities. The committee, and our board, expect that the board will reflect racial, ethnic and gender diversity. Currently, 40% of our directors are diverse in gender, race and/or ethnicity. Further to our commitment to diversity and inclusion, the board recently amended our governance guidelines to specifically require that the initial list of candidates for any new independent director include qualified female and racially/ethnically diverse candidates.

How We Nominate Directors

Subject to the requirements in Article IX of our by-laws, the nominating and corporate governance committee recommends to the full board of directors the nominees to stand for election at our annual meeting of shareholders and to fill vacancies occurring on the board. The committee utilizes a variety of methods to identify and evaluate director candidates who may come to the attention of the committee through current directors, professional search firms, shareholders or other persons. In making recommendations to the board, the committee examines each director candidate on a case-by-case basis regardless of who recommended the candidate. The committee will consider shareholder-recommended director candidates in accordance with the foregoing and other criteria set forth in our governance guidelines and the Nominating and Corporate Governance Committee Charter. Recommendations for consideration by the committee must be submitted in writing to the corporate Secretary together with appropriate biographical information concerning each proposed candidate. The committee does not evaluate shareholder-recommended director candidates differently than any other director candidate. Information regarding how shareholders may nominate director nominees is found below under "Voting, Meeting and Other Matters – Shareholder Proposals for the 2022 Annual Meeting."

How We Evaluate Our Performance

The board of directors considers the performance of the board and of individual directors, and each committee of the board reviews its performance, on an annual basis. Our board believes that a meaningful annual evaluation process promotes good governance practices and enhances the effective functioning of the board.

Questionnaires

Directors anonymously complete individual, board and board committee evaluations.

Annual Results

The chairman of the board reviews and discusses individual director performance evaluations with each director. The results of the board evaluations are reviewed and discussed by the nominating and corporate governance committee and the board. Each committee discusses the results of its performance survey and shares the results with the full board.

Action Plans

The board and its committees consider the results of the evaluations and, as appropriate, update their practices or areas of focus to continuously improve the operation and performance of the board and its committees. Among other things, a variety of board meeting content regarding the company and our industry, as well as the establishment of the technology risk committee, resulted from discussions stemming from annual reviews.

How We Are Organized

Our Independence

Our board of directors has determined that Alison Davis, Henrique de Castro, Harry F. DiSimone, Dennis F. Lynch, Heidi G. Miller, Scott C. Nuttall, Denis J. O'Leary, Doyle R. Simons, and Kevin M. Warren are "independent" within the meaning of NASDAQ Marketplace Rule 5605(a)(2). Each member of the committees of our board of directors is independent, and the members of our audit and compensation committees satisfy the additional independence criteria applicable to those committees under NASDAQ or Securities and Exchange Commission rules. In addition, each member of the compensation committee is a non-employee director. Mr. Bisignano is not independent because he is a current employee of Fiserv, and Jeffery W. Yabuki was not independent because he was an employee of Fiserv during his service on the board.

Our Meetings and Attendance

During our fiscal year ended December 31, 2020, our board of directors held ten meetings. During 2020, each director attended 75% or more of the aggregate number of meetings of the board of directors and the committees on which he or she served, in each case, while the director was on our board or such committees. Our directors meet in executive session without management present at each regular meeting of the board of directors.

Directors are expected to attend each annual meeting of shareholders. All of the directors serving on the board at the time of our 2020 annual meeting of shareholders attended the meeting.

Our Leadership

Mr. Yabuki served as chairman and chief executive officer through June 30, 2020 and, following Mr. Bisignano's succession as chief executive officer on July 1, as executive chairman through December 31, 2020. During 2020, Mr. O'Leary served as our lead independent director discharging the responsibilities set forth in our governance guidelines. Immediately following the First Data transaction, the board believed that having a combined chairman and chief executive officer and a lead director assisted in the timely flow of relevant information, which supported effective board decision-making, enhanced integration efforts and provided a useful connection between the board and management allowing for board actions to be efficiently executed. Effective January 1, 2021, Mr. O'Leary became the independent chairman of the board. Separating the role of chief executive officer and chairman of the board is consistent with our historical practice and allows our leaders to focus on their respective responsibilities. Our chief executive officer is responsible for, among other things, setting our strategic direction and providing day-to-day leadership. Our chairman presides at all meetings of the shareholders and the board of directors, sets the agenda for board meetings, and performs such other duties as from time to time may be assigned to him by the board.

Our Committees

Our board of directors has four standing committees: an audit committee; a compensation committee; a nominating and corporate governance committee; and a technology risk committee. Each of these committees has the responsibilities set forth in written charters adopted by the board of directors. We make copies of these charters available free of charge on our website at http://investors.fiserv.com/corporate-governance. Other than the text of the charters, we are not including the information contained on or available through our website as a part of, or incorporating such information by reference into, this proxy statement. More information regarding each committee's risk oversight responsibilities can be found below under "How We Govern – Risk Oversight." In addition, in accordance with Article IX of our amended and restated by-laws, the board has constituted a committee of continuing Fiserv directors and a committee of continuing First Data directors both of which will cease to exist immediately following our 2021 annual meeting of shareholders.

Audit Committee

Ms. Miller (Chair)

Ms. Davis

Mr. de Castro

Mr. Simons

Number of Meetings held in 2020:
8

The audit committee's primary role is to provide independent review and oversight of our financial reporting processes and financial statements, system of internal controls, audit process and results of operations and financial condition. The audit committee is directly and solely responsible for the appointment, compensation, retention, termination and oversight of our independent registered public accounting firm and establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting or auditing matters. The board of directors has determined that Mses. Davis and Miller and Messrs. de Castro and Simons are "audit committee financial experts," as that term is used in Item 407(d)(5) of Regulation S-K.

Compensation Committee

Mr. Nuttall (Chair)

Ms. Davis

Mr. DiSimone

Mr. Simons

Number of Meetings held in 2020:
6

The compensation committee of the board of directors is responsible for overseeing and approving executive officer compensation. Additional information regarding the compensation committee and our policies and procedures regarding executive compensation is provided below under the heading "Compensation Discussion and Analysis – Determining and Structuring Compensation – Determining Compensation."

Nominating and Corporate Governance Committee

Mr. Lynch (Chair)	The nominating and corporate governance committee assists the board of directors to identify, evaluate and recommend potential director nominees and oversees our corporate governance policies and practices.
Mr. de Castro	
Mr. Nuttall	
Mr. Warren	

Number of Meetings held in 2020:
6

Technology Risk Committee

Mr. O'Leary (Chair)	The technology risk committee of the board of directors is responsible for assisting the board in its review of information technology security, risk and other similar matters.
Mr. DiSimone	
Mr. Lynch	
Ms. Miller	

Number of Meetings held in 2020:
1

How We Govern

The board of directors is responsible for providing advice and oversight of the strategic and operational direction of the company to support our and our shareholder's long-term interests.

Strategic Oversight

Our board is responsible for reviewing management's strategic and financial plans. The board also monitors corporate performance against those plans including overseeing operating results on a regular basis. At least quarterly, the chief executive officer, chief financial officer and other members of management provide detailed business and strategy updates to our board. At these reviews, our directors engage with the senior leadership team and other members of management regarding, among other topics: business objectives; our budget, capital allocation plan, and financial and operating performance; the competitive landscape; product and technology updates; and potential acquisitions, investments and partnerships. Our board is also responsible for planning management succession and monitoring and encouraging ethical behavior and compliance with laws, regulations and corporate policies.

Risk Oversight

Our management is responsible for managing risk, and our board is responsible for overseeing management. To discharge this responsibility, the board seeks to be informed about the risks facing the company so that it may evaluate actual and potential risks and understand how management is addressing such risks. To this end, the board, as a whole and at the committee level, regularly engages with management about risks faced by the company.

Board of Directors

- Discusses with senior management and other business leaders developments in our industry so that the board may evaluate the competitive and other risks faced by the company

- Receives information regarding our financial performance and condition from our chief financial officer to understand financial risks faced by the company

- Receives cybersecurity updates regarding cybersecurity events and threats, the status of our ongoing cybersecurity programs, and planned initiatives designed to continue to enhance our cybersecurity practices

Audit Committee

- Oversees, and inquires of management, the head of our corporate audit function and the independent auditor about, risks and exposures associated with financial matters, including financial reporting, tax, accounting, disclosure controls and procedures, internal control over financial reporting and credit and liquidity matters

- At each regular meeting, engages with our chief risk officer, the head of our corporate audit function and senior management regarding our operations, including enterprise risk, global regulatory compliance, and operational risks and matters

- Oversees the ongoing evaluation, reporting and remediation of risks that are most significant to us and are part of our enterprise risk management program, which is an integrated framework for managing risk across the enterprise including third-party, business resiliency, regulatory compliance, credit, settlement, fraud, geopolitical, talent, privacy and COVID-19 pandemic risks and, to the extent they present significant financial exposure, technology and cybersecurity risks

- Regularly reviews litigation and ethics and compliance matters with our legal department leadership

Compensation Committee

- Reviews, among other matters, the design and implementation of our compensation programs and policies and the administration of our equity incentive plans to manage compensation-related risk

- Oversees regulatory compliance with respect to compensation matters

Nominating and Corporate Governance Committee

- Works closely with our legal department leadership and the members of the board to manage risks associated with director and executive officer succession, the independence of our directors and conflicts of interest

- Evaluates our corporate governance programs and policies

- Oversees our political contributions and expenditures and lobbying activities

Technology Risk Committee

- Engages with management on cybersecurity, technology, digital infrastructure and software development strategy as well as regulatory and corporate audit matters

- Monitors significant trends and events related to information security and technology risk, and receives updates regarding the cybersecurity threat landscape and the status of ongoing cybersecurity programs

- Helps ensure there is a comprehensive information security program, and oversees technology and cybersecurity risk management practices

Review, Approval or Ratification of Transactions with Related Persons

We have adopted a written policy requiring that any related person transaction that would require disclosure under Item 404(a) of Regulation S-K under the Exchange Act be reviewed and approved by our audit committee or, if the audit committee is not able to review the transaction for any reason, a majority of our disinterested directors. Compensation matters regarding our executive officers or directors are reviewed and approved by our compensation committee. The policy also provides that, at least annually, any such ongoing, previously approved related person transaction is to be reviewed by the body that originally approved the transaction: to ensure that it is being pursued in accordance with all of the understandings and commitments made at the time that it was previously approved; to ensure that the commitments being made with respect to such transaction are appropriately reviewed and documented; and to affirm the continuing desirability of and need for the related person arrangement.

All relevant factors with respect to a proposed related person transaction will be considered, and such a transaction will only be approved if it is in our and our shareholders' best interests or, if an alternate standard of review is imposed by applicable laws, statutes, governing documents or listing standards, if such alternate standard of review is satisfied.

On December 14, 2020, New Omaha Holdings, L.P., a shareholder of the company and affiliate of KKR & Co. Inc., completed an underwritten secondary public offering of 20.1 million shares of our common stock. New Omaha received all of the net proceeds from the offering. In connection with the offering, we repurchased from the underwriters 1.8 million shares of our common stock at a price equal to the price per share paid by the underwriters to New Omaha, or approximately $200 million in the aggregate. The repurchased shares were purchased with cash on hand, cancelled upon purchase and are no longer outstanding. The board of directors, other than Mr. Nuttall, unanimously reviewed and approved the share repurchase transaction in advance after determining that it was in the best interests of the company and our shareholders. Prior to the offering, New Omaha owned approximately 16% of our outstanding shares of common stock, and, following the offering, New Omaha owned approximately 13% as of December 31, 2020. In addition, in 2020, Sam Lituchy, an employee of the company and the son-in-law of Mr. Bisignano, received base salary and incentive compensation of $219,975 and restricted stock units having a grant date fair value of $60,047 and was eligible to participate in our employee benefit plans generally available to other employees.

How We Are Paid

Objectives for Director Compensation

Qualified non-employee directors are critical to our success. We believe that the primary duties of non-employee directors are to effectively represent the long-term interests of our shareholders and to provide guidance to management. Our compensation program for non-employee directors is designed to meet several key objectives:

- Compensate directors for the responsibilities, time commitments, and personal liabilities and risks that they face as directors of a public company

- Attract the highest caliber non-employee directors by offering compensation that is consistent with that of our peers

- Align the interests of our directors and shareholders by providing a significant portion of compensation in equity and requiring directors to own our stock

- Provide compensation that is simple and transparent to shareholders and reflects corporate governance best practices

- Where possible, provide flexibility in form and timing of payments

The compensation committee of the board of directors reviews non-employee director compensation every other year and considers our financial and strategic performance, general market conditions and non-employee director compensation at the peer group companies set forth below under "Compensation Discussion and Analysis – Determining and Structuring Compensation – Structuring Compensation – Peer Group."

Elements of 2020 Director Compensation

In response to the COVID-19 pandemic, all cash fees payable to non-employee directors were suspended effective April 1, 2020 through December 31, 2020 and, in concert with these reductions, we committed funds to our Fiserv Cares program to help our employees cope with financial hardships created by the pandemic and other qualifying events.

Our 2020 non-employee director compensation program is summarized below:

Element of Compensation	2020
Annual Equity[1]	$ 192,000
Board Fee	78,000
Committee Fee	15,000
Committee Chair Fee	10,000

(1) Upon being elected or re-elected as a director, each non-employee director receives such number of restricted stock units as is determined by dividing $192,000 by the closing price of our common stock on the grant date. In addition, our lead director received a restricted stock grant of $75,000 upon being appointed as lead director following our 2020 annual meeting of shareholders.

Restricted stock units vest on the earlier of (i) the first anniversary of the grant date or (ii) immediately prior to the first annual meeting of shareholders following the grant date. All cash fees are payable quarterly in arrears and may be subject to deferral elections. Committee fees are payable with respect to each committee on which a director serves.

In 2021, the board established the compensation payable to an independent board chair recognizing such director's significant involvement in board and governance matters. The annual compensation is comprised of (i) $90,000 in cash and (ii) such number of restricted stock units as is determined by dividing $90,000 by the closing price of our common stock on the grant date. The chairman fee is in addition to the standard board fee and annual equity grant.

Stock Ownership Requirements

Under our stock ownership policy, non-employee directors are required to accumulate, within five years after joining the board, and hold our common stock having a market value equal to at least four times (4x) the sum of the standard annual board cash fee plus the value of the standard annual equity award. All non-employee directors are in compliance with our stock ownership policy.

Non-Employee Director Deferred Compensation Plan

We maintain a non-employee director deferred compensation plan that provides directors with flexibility in managing their compensation and promotes alignment with the interests of our shareholders. Each non-employee director may defer up to 100% of his or her cash fees, and based on his or her deferral election, the director is credited with a number of share units at the time he or she would have otherwise received the fees being deferred. Each non-employee director also may defer receipt of up to 100% of shares due upon vesting of restricted stock units. Based on his or her election, the director is credited with one share unit for the receipt of each such share that is deferred. Share units are equivalent to shares of our common stock but have no voting rights.

Upon cessation of service on the board, the director receives one share of our common stock for each share unit. Share units credited to a director's account are considered awards granted under the Amended and Restated Fiserv, Inc. 2007 Omnibus Incentive Plan and count against that plan's share reserve.

2020 Director Compensation

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	Total ($)
Alison Davis[3]	23,250	192,085	215,335
Henrique de Castro[4]	23,250	192,085	215,335
Harry F. DiSimone[5]	23,250	192,085	215,335
Dennis F. Lynch[6]	29,500	192,085	221,585
Heidi G. Miller[7]	23,250	192,085	215,335
Scott C. Nuttall[8]	25,750	192,085	217,835
Denis J. O'Leary[9]	29,500	267,171	296,671
Doyle R. Simons[10]	23,250	192,085	215,335
Kevin M. Warren[11]	—	105,208	105,208

(1) This column includes fees earned or paid in cash during 2020. This column also includes the following amounts that were deferred under our non-employee director deferred compensation plan: Mr. de Castro – $23,250; Mr. DiSimone – $23,250; Ms. Miller – $23,250; Mr. Nuttall – $25,750; Mr. O'Leary – $29,500; and Mr. Simons – $23,250.

(2) We granted each non-employee director re-elected at our 2020 annual meeting of shareholders a number of restricted stock units determined by dividing $192,000 by $99.32, the closing price of our common stock on May 14, 2020, the date of grant, rounded up to the next whole restricted stock unit. Accordingly, each non-employee director received 1,934 restricted stock units. In addition, as lead director, Mr. O'Leary received a number of restricted stock units determined by dividing $75,000 by $99.32, the closing price of our common stock on May 14, 2020, the date of grant, rounded up to the next whole restricted stock unit. Accordingly, Mr. O'Leary received 756 restricted stock units.

Mr. Warren joined the board on October 30, 2020, and we granted him 1,102 restricted stock units, representing a pro rata number based on the number of days between the date of his appointment and May 19, 2021, the date of the next annual meeting of shareholders, and using the closing price of our common stock on October 30, 2020 of $95.47.

All restricted stock units granted in 2020 vest 100% on the earlier of the first anniversary of the grant date or immediately prior to the first annual meeting of shareholders following the grant date.

The dollar amount shown in the table is the grant date fair value of the award. Information about the assumptions that we used to determine the fair value of equity awards is set forth in our Annual Report on Form 10-K in Note 16 to our Consolidated Financial Statements for the year ended December 31, 2020.

(3) As of December 31, 2020, Ms. Davis held 18,060 options to purchase shares of our common stock, all of which were vested, and 1,934 unvested restricted stock units.

(4) As of December 31, 2020, Mr. de Castro did not hold any options to purchase shares of our common stock and held 1,934 unvested restricted stock units.

(5) As of December 31, 2020, Mr. DiSimone held 960 options to purchase shares of our common stock, all of which were vested, and 1,934 unvested restricted stock units.

(6) As of December 31, 2020, Mr. Lynch held 42,008 options to purchase shares of our common stock, all of which were vested, and 1,934 unvested restricted stock units.

(7) As of December 31, 2020, Ms. Miller held 47,929 options to purchase shares of our common stock, all of which were vested, and 1,934 unvested restricted stock units.

(8) As of December 31, 2020, Mr. Nuttall did not hold any options to purchase shares of our common stock and held 1,934 unvested restricted stock units.

(9) As of December 31, 2020, Mr. O'Leary held 33,220 options to purchase shares of our common stock, all of which were vested, and 2,690 unvested restricted stock units.

(10) As of December 31, 2020, Mr. Simons held 54,512 options to purchase shares of our common stock, all of which were vested, and 1,934 unvested restricted stock units.

(11) As of December 31, 2020, Mr. Warren did not hold any options to purchase shares of our common stock and held 1,102 unvested restricted stock units.

How to Communicate with Us

Shareholders may communicate with our board of directors or individual directors by submitting communications in writing to us at 255 Fiserv Drive, Brookfield, Wisconsin 53045, Attention: Eric C. Nelson, Secretary. Shareholders may also contact us by e-mail through our investor relations department at investor.relations@fiserv.com. Communications addressed to the board of directors or individual directors, other than business solicitations or similar communications, will be provided to our board of directors or individual directors, as applicable.

Our Executive Pay

Proposal 2. Advisory Vote to Approve Executive Compensation

Background

We are conducting a non-binding, advisory vote to approve the compensation of our named executive officers, as disclosed in this proxy statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission, in accordance with Section 14A of the Exchange Act (commonly referred to as "Say-on-Pay"). Our shareholders previously expressed a preference that we hold Say-on-Pay votes on an annual basis, and our board of directors accordingly determined to hold Say-on-Pay votes every year until the next required advisory vote on the frequency of future Say-on-Pay votes.

During 2020, we faced unprecedented challenges and opportunities while transforming our company, including through changes in our leadership and the integration of First Data, and fulfilling our purpose of serving clients with the innovative products and solutions they need every day. Our financial performance for the year was impacted by the effects of the pandemic on the global economy, and while not reflective of our original expectations, our financial results demonstrate the strength and resilience of our business model. We had strong sales performance, expanded our adjusted operating margin and achieved record adjusted earnings per share and free cash flow. We continued our disciplined approach to capital deployment which included debt repayment, share repurchase and acquisitions. Progress against our merger-related synergy execution accelerated as we invested in innovative products and solutions. Our named executive officer compensation reflected the impact of the pandemic on our company and incorporated feedback received from our shareholders.

Pandemic Response. In response to the pandemic's impact on our business and our people, we took a number of actions impacting executive officer compensation:

- ***We suspended the payment of base salary***

  We suspended the payment of base salary to Messrs. Bisignano and Yabuki and reduced the base salary payable to Messrs. Hau, McGranahan and Vielehr by 20%, in each case from April 1, 2020 through the end of the year. In concert with these reductions, we committed funds to our Fiserv Cares program to help our employees cope with financial hardships created by the pandemic and other qualifying events. Through salary reductions and contributions of Fiserv stock by our management committee, including a donation of shares by Mr. Chiarello having a value of 20% of his annual base salary, and the suspension of non-employee director cash fees, we enabled a total of $3 million for the Fiserv Cares program.

- ***None of our named executive officers received a cash incentive payment***

  None of our named executive officers received a cash incentive payment for 2020 because we did not meet our original performance objectives for the year.

- ***Our compensation committee did not modify performance objectives***

  Our compensation committee did not modify the performance objectives for our annual cash incentive award for 2020 or the three-year performance goals for outstanding performance share units even though the pandemic was not a consideration at the time any of these objectives or goals were established.

Shareholder Engagement.

- ***We engaged with shareholders regarding last year's advisory vote on compensation***

  We engaged with shareholders collectively owning approximately 26% of our outstanding shares, including our largest shareholder, New Omaha Holdings, L.P., regarding last year's advisory vote on named executive officer compensation. Shareholders encouraged us to make performance share units a substantial portion of the annual equity awards granted to named executive officers.

- ***We took action in response to the feedback we received***

  In response to this feedback and consistent with the compensation committee's multi-year equity grant strategy, half of the equity granted to our chief executive officer, and one-third of the equity granted to our other continuing named executive officers, by the committee during the annual grant cycle in 2021 was in the form of performance share units with a three-year performance period. The shares subject to the performance share units granted in 2021 will be issued based on relative total shareholder return (30% weighting) and financial performance metrics (70% aggregate weighting). With respect to the total shareholder return component, the corresponding number of units will only vest at target if we rank in the 55th percentile relative to the S&P 500 Index and will be capped at target if our absolute total shareholder return over the three-year period is negative.

CEO Succession. On July 1, 2020, Mr. Bisignano became our chief executive officer and, in connection with his appointment and considering shareholder feedback, we entered into an amendment to his employment agreement that eliminated his excise and perquisite tax gross-ups and his right to receive certain severance payments and benefits, and have certain equity vest, if he terminated his employment without good reason within a specified period. The amendment also extended his non-competition and non-solicitation covenants from 12 months following any separation from employment to 24 months.

Pay-for-Performance Philosophy. Our compensation committee seeks to structure compensation that incentivizes our leaders to strive for market-leading performance, which we expect will translate into long-term value for our shareholders, and is balanced by the risk of lower performance-based compensation when we do not meet our performance objectives.

Our Policies. We have: (i) a stock ownership policy that requires our executive officers to maintain a substantial investment in Fiserv; (ii) a policy that prohibits executive officers from hedging or pledging our stock; and (iii) a compensation recoupment, or "clawback," policy, all of which we believe align the interests of our named executive officers with those of our shareholders.

We encourage shareholders to review the "Compensation Discussion and Analysis" section of this proxy statement as well as the tabular and narrative disclosure under the heading "Executive Compensation."

Proposed Resolution

The board endorses the compensation of our named executive officers and recommends that you vote in favor of the following resolution:

> "RESOLVED, that the shareholders hereby approve, on an advisory basis, the compensation of the company's named executive officers as disclosed in this proxy statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including under the heading 'Compensation Discussion and Analysis' and in the tabular and narrative disclosures under the heading 'Executive Compensation.'"

Vote Required, Effect of Vote and Recommendation of the Board of Directors

To approve, on an advisory basis, the compensation of our named executive officers as disclosed in this proxy statement, the number of votes cast "for" the proposal must exceed the number of votes cast "against" the proposal. Unless otherwise specified, the proxies solicited hereby will be voted in favor of this proposal.

Because the vote is advisory, it will not be binding upon the board or the compensation committee, and neither the board nor the compensation committee will be required to take any action as a result of the outcome of the vote on this proposal. Although the outcome of this vote is advisory, the compensation committee will carefully consider the outcome of the vote when considering future executive compensation decisions to the extent it can determine the cause or causes of any significant negative voting results.

The board of directors recommends that you vote "FOR" Proposal 2.

Compensation Discussion and Analysis

Executive Summary

This Compensation Discussion and Analysis addresses compensation for our named executive officers for 2020.

Named Executive Officer	Title
Frank J. Bisignano	President and Chief Executive Officer
Guy Chiarello	Chief Administrative Officer
Robert W. Hau	Chief Financial Officer
Devin B. McGranahan	Executive Vice President and Senior Group President
Byron C. Vielehr	Chief Digital and Data Officer
Jeffery W. Yabuki	Former Executive Chairman[1]

(1) Mr Yabuki served as our chairman and chief executive officer from January 1 to June 30, 2020 and as our executive chairman from July 1 to December 31, 2020. We refer to our named executive officers, other than Mr. Yabuki, as our continuing named executive officers.

As a global leader in payments and financial technology, we help clients achieve best-in-class results through a commitment to innovation and excellence. Our aspiration is to move money and information in a way that moves the world. Our purpose is to deliver superior value for our clients through leading technology, targeted innovation and excellence in everything we do. We remained focused on the creation of long-term shareholder value as we confronted the challenges of the COVID-19 pandemic. In 2020, our financial performance was impacted by the effects of the pandemic on the global economy, and while not reflective of our original expectations, our financial results demonstrate the strength and resilience of our business model. We had strong sales performance, expanded our adjusted operating margin and achieved record adjusted earnings per share and free cash flow. We continued our disciplined approach to capital deployment which included debt repayment, share repurchase and acquisitions.

We believe that named executive officer compensation can be used to help us achieve our objectives by paying for performance, thereby aligning the interests of our named executive officers with those of our shareholders. To that end, our named executive officer compensation reflected the impact of the pandemic on our company and incorporated feedback received from our shareholders.

Salary Reductions and Contributions to Fiserv Cares Program	We suspended the payment of base salary to Messrs. Bisignano and Yabuki and reduced the base salary payable to Messrs. Hau, McGranahan and Vielehr by 20%, in each case beginning on April 1, 2020 through the end of the year.
	In concert with these reductions, we committed funds to our Fiserv Cares program to help our employees cope with financial hardships created by the pandemic and other qualifying events. Through salary reductions and contributions of Fiserv stock by our management committee, including a donation of shares by Mr. Chiarello having a value of 20% of his annual base salary, and the suspension of non-employee director cash fees, we enabled a total of $3 million for the Fiserv Cares program.
No Changes to Performance Metrics	Our compensation committee did not modify the performance objectives for our annual cash incentive award for 2020 or the three-year performance goals for our outstanding performance share units even though the pandemic was not a consideration at the time any of these objectives or goals were established.
No Annual Cash Incentive Payments	None of our named executive officers received a cash incentive payment for 2020 because we did not meet our original performance objectives for the year.

Shareholder Feedback

We engaged with shareholders collectively owning approximately 26% of our outstanding shares, including our largest shareholder, New Omaha Holdings, L.P., regarding last year's advisory vote on named executive officer compensation where our shareholders approved such compensation by approximately 73% of the votes cast. Shareholders encouraged us to make performance share units a substantial portion of the annual equity awards granted to named executive officers. In response to this feedback and consistent with the compensation committee's multi-year equity grant strategy, half of the equity granted to our chief executive officer, and one-third of the equity granted to our other continuing named executive officers, by the committee during the annual grant cycle in 2021 was in the form of performance share units with a three-year performance period. The shares subject to the performance share units granted in 2021 will be issued based on relative total shareholder return (30% weighting), internal revenue growth (30% weighting), adjusted operating income (25% weighting), and adjusted earnings per share (15% weighting). With respect to the total shareholder return component, the corresponding number of units will only vest at target if we rank in the 55th percentile relative to the S&P 500 Index and will be capped at target if our absolute total shareholder return over the three-year period is negative. In addition, in response to shareholder feedback, we amended Mr. Bisignano's employment agreement in connection with his appointment as chief executive officer to eliminate his excise and perquisite tax gross ups. The committee will continue to consider the results of shareholder advisory votes about our named executive officer compensation.

CEO Succession

On July 1, 2020, Mr. Bisignano became our chief executive officer. In connection with Mr. Bisignano's appointment, we entered into an amendment to his employment agreement that eliminated his excise and perquisite tax gross-ups and his right to receive certain severance payments and benefits, and have certain equity vest, if he terminated his employment without good reason within a specified period. The amendment also extended his non-competition and non-solicitation covenants from 12 months following any separation from employment to 24 months. We also entered into a negotiated transition agreement with Mr. Yabuki pursuant to which he agreed to serve as executive chairman until December 31, 2020. The agreements are further described below under the heading "Agreements with Executive Officers."

Executive Compensation Practices

Our compensation program is designed to create long-term value for our shareholders by rewarding performance and sustainable growth. The table below summarizes our current executive compensation practices.

- ✓ **Pay-for-Performance Philosophy**. Our compensation committee seeks to structure compensation that incentivizes our leaders to strive for market-leading performance, which we expect will translate into long-term value for our shareholders, and is balanced by the risk of lower performance-based compensation when we do not meet our performance objectives.

- ✓ **Balanced Compensation Strategy**. We provide cash incentive awards based on annual performance and long-term incentive compensation in the form of equity that promotes long-term financial, operating and strategic performance by delivering incremental value to executive officers based on financial results and to the extent our stock price increases over time.

- ✓ **Performance Share Units**. We grant performance share units which vest based on the achievement of three-year performance goals. Half of the equity granted to our chief executive officer in 2021, and one-third of the equity granted to the other continuing named executive officers in 2021, was in the form of performance share units.

✓ **Robust Stock Ownership**. We have a stock ownership policy that requires our executive officers and directors to own a significant amount of Fiserv equity to further align their interests with those of our long-term shareholders.

  ○ Chief Executive Officer – twelve times (12x) his annual base salary

  ○ Other executive officers – four times (4x) their respective annual base salaries

  ○ Directors – four times (4x) the sum of the standard annual board cash fee plus the value of the standard annual equity award

✓ **No Hedging or Pledging**. We have a policy that prohibits our directors and executive officers from hedging or pledging Fiserv stock.

✓ **Clawback Policy**. We have a compensation recoupment, or "clawback," policy.

✓ **No Pensions**. We do not provide separate pension programs or a supplemental executive retirement plan to our executive officers.

Determining and Structuring Compensation

Compensation Philosophy and Objectives

The goal of our executive compensation program is the same as our goal for operating our company: to create long-term value for our shareholders and clients. To this end, we design our compensation program to incentivize and reward our executive officers for sustained financial, operating and strategic performance, to align their interests with those of our shareholders, and to encourage them to remain with the company for long and productive careers. Our compensation committee also seeks to structure compensation that is balanced by the risk of lower performance-based compensation when we do not meet our performance objectives.

Determining Compensation

The Compensation Committee's Role

The compensation committee of the board of directors is responsible for, among other things:

- approving executive officer compensation

- approving compensation programs and plans in which our executive officers participate

- administering our equity incentive plans

- approving severance or similar termination payments to executive officers

With respect to executive officers, at the beginning of each year, the compensation committee sets base salaries, approves incentive opportunities, grants annual equity compensation and establishes objective performance targets for the year.

Management's Role

Our chief executive officer annually completes a self-appraisal of his performance. For 2020, his appraisal focused on financial results, integration progress, synergy attainment, employee engagement, client results and leadership. The appraisal, along with the recommendations of the nominating and corporate governance committee, which administers the annual evaluation of the chief executive officer by the board, is considered by the compensation committee in its annual review of our chief executive officer's performance and compensation. Our chief executive officer does not attend the portion of any compensation committee meeting during which the committee deliberates on matters related specifically to his compensation. Management compiles market data and information to make recommendations to the compensation committee regarding compensation matters. In addition, our chief executive officer makes recommendations to the compensation committee concerning the compensation of executive officers other than himself.

Consultant's Role

In 2020, the compensation committee engaged Pay Governance, LLC ("Pay Governance") to advise it regarding director and executive officer compensation, including performance share unit design and our peer group. Pay Governance also provided the company with market compensation data and analysis, assistance with tally sheet calculations and assistance with certain proxy statement-related calculations. Management used the market data provided by Pay Governance to make recommendations to the committee regarding compensation matters, and the committee used these data to assess chief executive officer compensation. The committee reviewed Pay Governance's work and its policies and procedures regarding ensuring independence and concluded that Pay Governance was able to provide independent advice regarding executive compensation matters during its engagement.

Tally Sheets

The compensation committee reviews executive officer compensation tally sheets each year. These summaries set forth the dollar amount of all components of each named executive officer's compensation, including base salary, annual target cash incentive compensation, annual target equity incentive compensation, value of unvested equity, and potential severance payments, allowing the committee to review an executive officer's total compensation.

Structuring Compensation

Components of Compensation

The principal elements of compensation that we provide to our named executive officers are base salary, annual cash incentive awards and equity incentive awards.

- We seek to increase the percentage of total pay that is "at risk" as executive officers move to greater levels of responsibility in the company and thus have a more direct impact on company results

- We generally structure the target compensation of executive officers so that they receive a significant portion of their compensation in the form of equity to further align executive officers' interests with those of our shareholders

Base Salary

We provide base salary to compensate an executive officer for their regular work and provide a level of income security. When determining base salaries, the compensation committee considers market data, an executive officer's scope of responsibilities, the market value of their experience, overall effectiveness, and, except in the case of the base salary of our chief executive officer, the recommendations of our chief executive officer.

Annual Cash Incentives

We believe it is important to provide annual cash incentives to motivate our executive officers to achieve annual financial and strategic results that, in turn, further our achievement of long-term objectives. We seek to offer cash awards in large enough proportion to base salary to ensure that a significant portion of each executive officer's cash compensation is "at risk" and payable based on performance. Generally, our compensation committee annually determines the performance objectives for, and potential amounts of, our cash incentive awards.

Long-Term Equity Incentives

We seek to create incentives to achieve long-term goals by granting equity awards with multi-year performance periods to promote the achievement of long-term performance objectives and to align our executive officers' economic interests with those of our shareholders. We also grant equity awards with multi-year vesting periods, the ultimate value of which depends on our share price. These awards promote retention and further align the interests of our executive officers and shareholders.

When making equity award decisions, we do not consider existing equity ownership because we do not want to discourage executive officers from holding significant amounts of our common stock. We also do not review realized compensation from prior equity awards when making current compensation decisions. If the value of equity awards granted in prior years increases significantly in future years, we do not believe that this positive development should impact current compensation decisions.

Peer Group

In setting compensation levels for our executive officers, the committee considers, among other things, the compensation of similarly situated executives at companies in our peer group by reviewing publicly available proxy and survey data regarding comparable executive officer positions and the compensation paid to our executive officers in light of their relative functional responsibilities and experience. Notwithstanding the use of benchmarking as a tool to set compensation, comparison data only provides a context for the decisions that the compensation committee makes. The committee may also consider, among other matters, market trends in executive compensation, the percentage that each component of compensation comprises of an executive officer's total compensation and the executive officer's tenure in position.

The compensation committee-approved peer group that we used for 2020 compensation is set forth below:

American Express Company	Mastercard Incorporated
Automatic Data Processing, Inc.	PayPal Holdings, Inc.
Cognizant Technology Solutions Corporation	Square, Inc.
Discover Financial Services	The Bank of New York Mellon Corporation
Fidelity National Information Services, Inc.	Visa Inc.
Global Payments Inc.	

We believe our peer group comprises companies that: compete with us for talent; directly compete with us in our primary businesses; have similar business models in similar industries because they reflect the complexities inherent in managing an organization with multiple business lines and revenue sources; and are of similar size based primarily on annual revenue and market capitalization.

2020 Named Executive Officer Compensation

Base Salaries

The compensation committee increased the annual base salary of each of Messrs. McGranahan and Vielehr for 2020 to $550,000, each from a base salary of $510,000 in 2019, to reflect their increased scope of responsibility at a larger, more complex company following our acquisition of First Data in 2019 and to align their base salaries to executive officers at peer group companies with a similar scope of responsibility. The compensation committee did not increase the base salaries of any other named executive officers in 2020.

In 2020, in response to the pandemic's impact on our business and employees, we suspended the payment of base salary to Messrs. Bisignano and Yabuki and reduced the base salary payable to Messrs. Hau, McGranahan and Vielehr by 20%, in each case beginning on April 1, 2020 through the end of the year. In concert with these reductions, we contributed funds to our Fiserv Cares program to help our employees cope with financial hardships created by the pandemic and other qualifying events. In addition, Mr. Chiarello donated shares of our common stock owned by him with a value equivalent to 20% of his annual base salary for 2020 to our Fiserv Cares program.

Cash Incentive Payments

As described below, because the company did not achieve the threshold annual cash incentive financial performance objectives, no cash incentive payments were made to any of our named executive officers.

In February 2020, consistent with past practice, the compensation committee set corporate performance objectives for annual cash incentive awards that were consistent with prior years and focused on financial metrics and the executive officer's progress with respect to strategic initiatives including employee engagement and client initiatives. The objectives did not take into account, and were not adjusted in response to, the COVID-19 pandemic. For 2020, the company had adjusted earnings per share of $4.42 and internal revenue was consistent with the prior year, neither of which met the threshold objective. A discussion of how adjusted earnings per share and internal revenue growth is calculated from GAAP earnings per share and revenue, respectively, is provided in Appendix A to this proxy statement.

2020 Performance Objective (weighting)	**Threshold**	**Target**	**Maximum**
Adjusted Earnings Per Share (40%)	$4.62	$4.94	$5.25 or more
Internal Revenue Growth (40%)	4.8%	7.0%	9.5% or more
Strategic Initiatives (20%)			

The threshold, target and maximum potential payouts for Messrs. Hau, McGranahan and Vielehr are shown in the Grants of Plan-Based Awards in 2020 table below and were set at a level generally consistent with the preceding year. The committee set a target incentive opportunity for Mr. Chiarello of $5 million, cash and equity combined, based on his previous target incentive opportunity. Had the performance objectives been achieved, the amount of Mr. Bisignano's cash incentive award would have been determined in accordance with his employment agreement which provides for a cash incentive award as a part of his total annual target compensation, made up of base salary, annual cash incentive award and long-term equity incentive awards, of between $10 million and $15 million.

Equity Incentive Awards

2021 Performance Share Units

We engaged with shareholders collectively owning approximately 26% of our outstanding shares, including our largest shareholder, New Omaha Holdings, L.P., regarding last year's advisory vote on named executive officer compensation. Shareholders encouraged us to make performance share units a substantial portion of the annual

equity awards granted to named executive officers. In response to this feedback and consistent with the compensation committee's multi-year equity grant strategy, half of the equity granted to our chief executive officer, and one-third of the equity granted to our other continuing named executive officers, by the committee during the annual grant cycle in 2021 was in the form of performance share units with a three-year performance period. The vesting criteria are discussed above under the heading "Executive Summary – Shareholder Feedback."

Annual Equity Awards in 2020

In February 2020, we granted annual equity awards that vest ratably over four years to our named executive officers based on the level of each executive officer's responsibilities within the company and the committee's judgment of each executive's performance with respect to strategic impact, building of organizational capacity, talent development, risk management, financial results, including adjusted earnings per share and internal revenue growth, and, other than with respect to his own awards, the recommendation of our chief executive officer. The mix of options and restricted stock units granted was determined by the committee based in part on the recommendation of the chief executive officer and an understanding of individual preference. We did not grant performance share units in February 2020 in light of the performance share unit grants we made in August 2019 following the First Data acquisition which were designed to create strong, multi-year incentives to achieve the significant revenue and expense synergies associated with the transaction as well as to encourage relative total shareholder return outperformance.

The compensation committee granted Mr. Yabuki, as our chief executive officer at the time, stock options and restricted stock units each having a grant date fair value of approximately $5.9 million and Mr. Bisignano, as our president and chief operating officer at the time, stock options and restricted stock units each having a grant date fair value of approximately $5.6 million. The committee considered each of Mr. Yabuki's and Mr. Bisignano's performance with respect to strategic impact, building of organizational capacity, leadership development, risk management and financial results, including adjusted earnings per share and internal revenue growth, in connection with their respective awards. The compensation committee set a target equity incentive opportunity for Messrs. Hau, McGranahan and Vielehr, and a target incentive opportunity for Mr. Chiarello, at levels commensurate with their experience and responsibilities and comparable to the equity compensation available to individuals holding similar positions at our peer companies. This resulted in an increase to the target opportunity for Messrs. Hau, McGranahan and Vielehr as a percentage of annual base salary for 2020. The grant date fair value of the annual equity incentive awards – restricted stock units and options – as a percentage of annual base salary for 2020 were as follows:

	Percent of Base Salary (%)	
	Target	Actual Award
G. Chiarello	500%	500%
R. Hau	350%	400%
D. McGranahan	390%	345%
B. Vielehr	335%	345%

As required by his employment agreement and in addition to his annual equity incentive award, we granted Mr. McGranahan stock options having a grant date fair value of approximately $3.0 million which will vest in equal installments on the third and fourth anniversaries of the grant date.

2018 Performance Share Units

The company's performance share units granted in 2018, with a three-year performance period ended on December 31, 2020, vested at 149.6% of the target award level based on our internal revenue growth of 4.5% in 2018 (20% weighting) and our total shareholder return outperformance of the S&P 500 Index by 24.8 percentage points over the three-year period ended December 31, 2020 (80% weighting). Upon vesting and subject to required tax withholding, Messrs. Yabuki, Hau, McGranahan and Vielehr became entitled to receive 42,810, 10,703, 31,683 and 52,662 shares of our common stock, respectively.

Other Elements of Compensation

Post-Employment Benefits

We provide severance and change-in-control protections to our named executive officers through agreements which are discussed below under the heading "Agreements with Executive Officers."

Perquisites

Under Mr. Bisignano's employment agreement, he is entitled to reasonable use of our company aircraft for personal travel and company-provided car and driver as well as financial planning assistance. Under Mr. Yabuki's transition agreement, he was eligible to receive similar perquisites. More information regarding perquisites provided to our named executive officers is available in footnote 4 to the Summary Compensation Table below.

Retirement Savings Plan and Health and Welfare Benefits

We provide subsidized health and welfare benefits to our named executive officers, which include medical, dental, life insurance, disability insurance and paid time off on the same terms generally available to all salaried employees, subject to limitations under applicable law. Our named executive officers, however, were not eligible in 2020 for company matching contributions under our 401(k) savings plan or company contributions to health savings accounts. We do not provide a separate pension program or a supplemental executive retirement plan.

Non-Qualified Deferred Compensation Plan

Our named executive officers, along with other highly compensated employees, are eligible to participate in a non-qualified deferred compensation plan pursuant to which they can defer up to 75% of base salary, commissions and/or any cash payment earned pursuant to one of our written incentive plans. Participants must make a deferral election each year and may elect to have distributions begin on a specified date or following retirement. Distributions will also occur in connection with any other separation from service, or upon death or a change in control. Accounts are credited with earnings based on each participant's selection among investment choices that are similar to those available under our 401(k) savings plan. Investment allocations may be changed at any time by the participant. We do not make any contributions to this plan. None of our named executive officers participated or had a balance in our non-qualified deferred compensation plan during 2020. We therefore have not included a Non-Qualified Deferred Compensation table for 2020 in this proxy statement.

Additional Compensation Policies

Securities Trading Policy; Prohibition on Hedging and Pledging

We prohibit our executive officers from trading in our common stock during certain periods at the end of each quarter until after we disclose our financial and operating results unless such trading occurs under an approved Rule 10b5-1 plan. We may impose additional restricted trading periods at any time if we believe trading by executive officers would not be appropriate because of developments that are, or could be, material. In addition, we require pre-clearance of all stock transactions by designated senior members of management and our board of directors, including the establishment of a Rule 10b5-1 trading plan.

We also prohibit our employees, officers and directors, as well as any of their designees, from engaging in transactions that hedge or offset, or are designed to hedge or offset, any decrease in the value of our common stock granted to, or held directly or indirectly by, our employees, officers and directors, including through the use of financial instruments such as prepaid variable forwards, equity swaps collars and exchange funds. Our employees, officers and directors are also prohibited from engaging in short sales of our stock. Furthermore, directors and executive officers are prohibited from pledging our stock and from entering into transactions in derivative instruments in connection with our stock.

Stock Ownership

We believe that stock ownership by our executive officers is essential for aligning management's long-term interests with those of our shareholders. To emphasize this principle, we maintain a stock ownership policy that requires our chief executive officer to own equity having a value of at least twelve times (12x) his annual base salary and our other executive officers to own equity having a value of at least four times (4x) their respective annual base salaries. We believe that these levels are sufficiently high to demonstrate a commitment to long-term value creation, while satisfying our executive officers' needs for portfolio diversification. All executive officers are expected to satisfy the stock ownership requirements within five years after they become subject to them with minimum attainment levels beginning at the end of the second year. All named executive officers are in compliance with these requirements.

Compensation Recoupment Policy

In the event that we restate our financial results, we may recover all or a portion of the incentive awards that we paid or granted, or that vested, on the basis of such results. Recovery may be sought, in the discretion of the board, from any person who was serving as an executive officer of the company at the time the original results were published. Both cash and equity incentive awards are subject to recoupment; there is no time limit on our ability to recover such amounts, other than limits imposed by law; and recoupment is available to us regardless of whether the individuals subject to recoupment are still employed by us when repayment is required. To the extent recoupment is sought, the board of directors may, in its discretion, seek to recover interest on amounts recovered and/or costs of collection, and we have the right to offset the repayment amount from any compensation owed by us to any executive officer. The independent members of our board of directors, or a committee thereof comprised solely of independent directors, are responsible for determining whether recoupment is appropriate and the specific amount, if any, to be recouped by us.

Equity Award Grant Practices

The compensation committee approves annual equity awards to the company's executive officers, including all named executive officers, in the early part of each year. The compensation committee also delegates authority to our chief executive officer and chief financial officer to approve annual equity awards to employees who are not executive officers from an equity award pool approved by the committee for this purpose. In addition, in order to accommodate the need for periodic awards, such as in connection with newly hired employees, promotions or retention awards, the compensation committee delegates authority to our chief executive officer and chief financial officer to enable either of them to grant equity awards within certain parameters; provided that all grants to directors and executive officers are specifically made by the compensation committee. Our equity grant policy prescribes the timing of awards or specific grant dates. Under the Amended and Restated Fiserv, Inc. 2007 Omnibus Incentive Plan (the "Incentive Plan"), the exercise price of all options to purchase shares of our common stock may not be less than the closing price of our common stock on the NASDAQ stock market on the grant date.

Deductibility of Compensation

Section 162(m) of the Internal Revenue Code places a limit of $1 million on the amount of compensation that we may deduct from our taxable income for federal income tax purposes in any one year with respect to covered employees, which group typically includes our named executive officers. The compensation committee may establish compensation arrangements that otherwise may not be fully tax deductible under applicable tax laws if it believes such compensation arrangements will further the objectives of our executive compensation program.

Agreements with Executive Officers

Bisignano Employment Agreement

In 2019 and in connection with the First Data acquisition, we entered into an employment agreement with Mr. Bisignano which was amended in May 2020 in connection with his promotion to president and chief executive officer effective as of July 1, 2020. As amended, his employment agreement provides that Mr. Bisignano will serve as our president and chief executive officer until July 1, 2025 and, subject to election by our shareholders, as a director during the specified period. The agreement will automatically renew for one-year terms unless either party gives the other 90 days prior written notice of his or its desire to terminate the agreement.

Under his employment agreement, as amended, Mr. Bisignano is entitled to receive: (i) an annual salary of at least $1,320,000; (ii) total annual target compensation, made up of base salary, annual cash incentive award and long-term equity incentive awards, between $10 million and $15 million; (iii) annual long-term equity awards having an aggregate grant date fair value of not less than $10 million minus the amount of base salary and cash incentive award paid in respect of such year; (iv) reasonable use of our company aircraft for personal travel, use of a company-provided car and driver and financial planning assistance; and (v) employee, welfare, retirement and other benefits as are generally made available to our executive officers. In the event of a conflict between his employment agreement and the terms of an equity award agreement, his employment agreement will control unless the equity award agreement provides a more favorable benefit. The terms of Mr. Bisignano's employment agreement and key executive employment and severance agreement, or "KEESA," resulted from an arm's-length negotiation at the time of the First Data acquisition, and, as a result, we believe the terms reflect the market terms for the leader of a company of our size in our industry.

Other Employment Agreements

We entered into an agreement with each of Messrs. Hau, McGranahan and Vielehr in connection with the start of their employment with us. Under Mr. Hau's agreement, he is entitled to receive: (i) an annual salary of at least $625,000; (ii) an annual cash incentive opportunity with a target and maximum award of 110% and 220% of base salary, respectively; (iii) an annual equity award with an annual target of $2 million; and (iv) reimbursement of relocation expenses.

Under his agreement, Mr. McGranahan is entitled to receive: (i) an annual salary of at least $510,000; (ii) an annual cash incentive opportunity with a target and maximum award of 115% and 230% of base salary, respectively; (iii) an annual equity incentive opportunity with a target of $1 million; (iv) an additional equity award of $3 million in February 2020, which will vest in equal installments on the third and fourth anniversaries of grant; and (v) reimbursement of relocation expenses.

We agreed to employ Mr. Vielehr under his employment agreement until one party provides the other with a notice of termination. Under his employment agreement, Mr. Vielehr is entitled to receive: (i) an annual salary of at least $470,000; (ii) an annual cash incentive opportunity; and (iii) an annual equity award opportunity with a target of at least 200% of base salary.

In addition, Messrs. Hau, McGranahan and Vielehr are entitled to receive employee, welfare, retirement and other benefits as are generally made available to our executive officers. The terms of each of their agreements and KEESAs resulted from arm's-length negotiations, and, as a result, we believe the terms reflect the market terms for a leader of a company of our size in our industry.

Yabuki Agreements

Mr. Yabuki served as our chief executive officer through June 30, 2020 and as our executive chairman through December 31, 2020. On May 7, 2020, we entered into a negotiated transition agreement with Mr. Yabuki regarding his transition to executive chairman until December 31, 2020. The transition agreement superseded Mr. Yabuki's employment agreement and key executive employment and severance agreement except to the extent specifically set forth in the transition agreement.

Under his employment agreement, Mr. Yabuki was entitled to, among other things: (i) participate in our executive incentive compensation plan with a target and maximum cash incentive award of not less than 175% and 350% of his base salary, respectively; and (ii) receive grants of options, restricted stock and/or other awards under our long-term incentive compensation program commensurate with his position, with each year's award having a grant date fair value of at least $8 million. Pursuant to his negotiated transition agreement, during the transition period, Mr. Yabuki was entitled to continue to receive: (i) an annual base salary of $1,320,000, (ii) employee, welfare, retirement and other benefits as are generally made available to other executive officers, and (iii) certain perquisites, fringe and other benefits. Mr. Yabuki was not eligible for an annual cash incentive award for 2020 in accordance with the terms of his transition agreement.

As required by his transition agreement, Mr. Yabuki received a grant of restricted stock units on December 31, 2020 with an initial grant date fair value of approximately $12.7 million. This negotiated grant value was based on, among other matters, his contribution to the progress the company made with respect to strategic, integration and synergy attainment and was subject to reduction based on the incentive compensation paid to Mr. Bisignano in respect of our performance in 2020; provided that the final grant date fair value of the restricted stock unit award could be no less than $4 million. The initial grant date fair value equaled 125% of a target grant date fair value of approximately $10.2 million which the committee determined to be consistent with current market compensation for one half year of service as chairman and chief executive officer and one half year of service as executive chairman. Mr. Yabuki's award was subsequently reduced to a value of approximately $11.2 million as of January 29, 2021 in accordance with the formula set forth in the transition agreement to align the value of Mr. Yabuki's award to the incentive compensation paid to Mr. Bisignano for 2020.

Mr. Yabuki is also entitled to certain benefits following the end of his transition period as more fully described below under "Potential Payments Upon Termination or Change in Control." The terms of Mr. Yabuki's transition agreement resulted from an arm's-length negotiation with our compensation committee, and, as a result, we believe the terms reflect the market terms for this type of transition of a leader of a company of our size in our industry.

Key Executive Employment and Severance Agreements

We have entered into KEESAs, with certain of our executive officers that provide for potential benefits in connection with a change in control. A complete discussion of the terms of the KEESAs, together with an estimate of the amounts potentially payable under each KEESA, appears below under the heading "Potential Payments Upon Termination or Change in Control."

Compensation Committee Report

The compensation committee has reviewed and discussed the "Compensation Discussion and Analysis" contained in this proxy statement with management. Based on our review and the discussions with management, the compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 2020.

Scott C. Nuttall, Chair
Alison Davis
Harry F. DiSimone
Doyle R. Simons

Compensation Committee Interlocks and Insider Participation

During the last fiscal year, there were no compensation committee interlocks between us and other entities involving our executive officers and directors who serve as executive officers or directors of such other entities. During the last completed fiscal year, no member of the compensation committee was a current or former officer or employee.

Executive Compensation

Summary Compensation Table

The following table sets forth in summary form the compensation of our chief executive officer, our chief financial officer, our next three highest paid executive officers and our former chief executive officer and executive chairman (collectively, our "named executive officers") for the year ended December 31, 2020.

Name and Principal Position	Year	Salary[1]	Bonus	Stock Awards[2]	Option Awards[2]	Non-Equity Incentive Plan Compensation[3]	All Other Compensation[4]	Total
Frank J. Bisignano[5]	2020	$ 349,533	—	$5,600,045	$5,600,031	—	$644,316	$12,193,925
President and Chief	2019	563,750	$9,500,000	28,387,758	—	$1,480,000	331,874	40,263,383
Executive Officer								
Guy Chiarello	2020	1,000,000	—	2,500,071	2,500,011	—	—	6,000,082
Chief Administrative								
Officer								
Robert W. Hau	2020	531,250	—	—	2,500,011	—	—	3,031,261
Chief Financial Officer	2019	625,000	—	4,876,952	1,249,875	550,000	8,400	7,310,227
	2018	625,000	—	1,678,043	1,150,016	684,462	131,520	4,269,041
Devin B. McGranahan[6]	2020	457,500	—	475,070	4,425,026	—	19,030	5,376,626
EVP and Senior Group	2019	510,000	—	6,023,375	1,499,861	435,000	8,400	8,476,636
President	2018	510,000	—	1,615,684	1,500,038	523,538	74,196	4,223,456
Byron C. Vielehr	2020	457,500	—	—	1,900,003	—	—	2,357,503
Chief Digital and	2019	510,000	—	5,634,643	1,999,805	435,000	8,400	8,587,848
Data Officer	2018	510,000	—	2,703,383	1,500,038	567,561	8,250	5,289,232
Jeffery W. Yabuki[7]	2020	348,697	—	21,968,697	5,916,032	—	612,727	28,846,153
Former Chief Executive	2019	1,045,000	—	16,365,014	8,249,121	1,848,000	93,891	27,601,026
Officer and Executive	2018	840,000	—	6,112,010	4,000,013	1,451,596	7,150	12,410,769
Chairman								

(1) Reflects the base salary amounts paid in 2020. We suspended the payment of annual base salary to Messrs. Bisignano and Yabuki and reduced the base salary payable to Messrs. Hau, McGranahan and Vielehr by 20%, in each case beginning on April 1, 2020 through the end of the year. The original annualized base salary amounts for these named executive officers for 2020 were as follows: Mr. Bisignano - $1,320,000; Mr. Hau - $625,000; Mr. McGranahan - $550,000; Mr. Vielehr - $550,000; and Mr. Yabuki - $1,320,000. In concert with these reductions, we committed funds to our Fiserv Cares program to help our employees cope with financial hardships created by the pandemic and other qualifying events. In addition, Mr. Chiarello donated shares of Fiserv stock having a value of 20% of his annual base salary to the Fiserv Cares program.

(2) Reflects the grant date fair value of the awards granted in the respective years under the Incentive Plan. Information about the assumptions that we used to determine the fair value of equity awards is set forth in our Annual Report on Form 10-K in Note 16 to our Consolidated Financial Statements for the year ended December 31, 2020.

(3) These cash incentive payments were earned in the year listed and paid in the following year.

(4) The amounts in this column for Mr. Bisignano and Mr. Yabuki for 2020 include an aggregate incremental cost of $86,372 and $302,288, respectively, associated with personal use of company aircraft determined by multiplying the total per-hour cost of operating the aircraft for the year by the number of hours attributable to personal use. Furthermore, pursuant to his employment agreement, the amount in this column for Mr. Bisignano, includes $531,696 of aggregate incremental cost associated with company-provided transportation and security as

well as $26,247 in tax gross-up payments related to his personal use of company aircraft prior to July 1, 2020. The amount in this column for Mr. Yabuki includes the value of an executive physical exam as well as $308,238 representing a portion of a payment he will receive in 2021 under his negotiated transition agreement that was accelerated to cover taxes due in 2020. For Mr. McGranahan, the amount in this column reflects reimbursement for relocation expenses in 2020. From time to time, named executive officers may make personal use of company seats for sporting or other events at no incremental cost to the company and, if applicable, food and beverage expenses are valued at cost.

(5) All amounts in this table for 2019 for Mr. Bisignano reflect the period from the First Data acquisition closing date, July 29, 2019, to December 31, 2019, including equity grants made at closing and a cash payment made pursuant to his employment agreement.

(6) Includes a grant date fair value of approximately $3.0 million for stock options granted to Mr. McGranahan pursuant to his 2016 employment agreement.

(7) Mr. Yabuki served as our chief executive officer through June 30, 2020 and as our executive chairman through December 31, 2020. The amount shown for Mr. Yabuki in the Stock Awards column for 2020 includes $12.7 million in restricted stock units granted on December 31, 2020 and the incremental fair value associated with the modification of the performance share units granted in 2019 to Mr. Yabuki, all in accordance with his negotiated transition agreement. The number of restricted stock units granted on December 31, 2020 was reduced in accordance with his transition agreement such that the value of the remaining units was approximately $11.2 million on January 29, 2021.

The material terms of the company's agreements with Messrs. Bisignano, Hau, McGranahan, Vielehr and Yabuki are set forth above under the heading "Compensation Discussion and Analysis – Agreements with Executive Officers."

Grants of Plan-Based Awards in 2020

Name	Grant Date	Approval Date[1]	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[2][3]			All Other Stock Awards: Number of Shares of Stock or Units (#)[2][4]	All Other Option Awards: Number of Securities Underlying Options (#)[2][5]	Exercise or Base Price of Option Awards ($/Sh)[5]	Grant Date Fair Value of Stock and Option Awards ($)[6]
			Threshold ($)	Target ($)	Maximum ($)				
F. Bisignano			—[7]	—[7]	—[7]				
	02/26/2020					49,615			5,600,045
	02/26/2020						159,636	112.87	5,600,031
G. Chiarello			—[8]	—[8]	—[8]				
	02/26/2020					22,150			2,500,071
	02/26/2020						71,266	112.87	2,500,011
R. Hau			343,750	687,500	1,375,000				
	02/26/2020						71,266	112.87	2,500,011
D. McGranahan			302,500	605,000	1,210,000				
	02/26/2020					4,209			475,070
	02/26/2020						40,622	112.87	1,425,020
	02/26/2020						85,519	112.87	3,000,007[9]
B. Vielehr			302,500	605,000	1,210,000				
	02/26/2020						54,162	112.87	1,900,003
J. Yabuki			—[10]	—[10]	—[10]				
	02/26/2020					52,415			5,916,081
	02/26/2020						168,644	112.87	5,916,032
	12/31/2020	05/06/2020				111,552			12,701,311[11]
									3,351,305[12]

(1) This column indicates if the date on which our board of directors approved the award differs from the award grant date.

(2) We made all of the awards reported above pursuant to the Incentive Plan.

(3) None of our named executive officers received a cash incentive award for 2020. The threshold, target and maximum amounts for Messrs. Hau, McGranahan and Vielehr are based on their full annualized base salary for 2020. Effective April 1, 2020, we suspended 20% of each of their base salary amounts through the end of the year.

(4) One quarter of the restricted stock units reported above vest on each anniversary of the grant date.

(5) One quarter of the stock options reported above vest on each anniversary of the grant date unless otherwise noted. All options have an exercise price equal to the closing price of our common stock on the grant date and expire on the 10-year anniversary of the grant date.

(6) The amounts in the table represent the grant date fair value of the restricted stock unit and stock option awards. Information about the assumptions that we used to determine the grant date fair value of the awards is set forth in our Annual Report on Form 10-K in Note 16 to our Consolidated Financial Statements for the year ended December 31, 2020.

(7) Pursuant to his employment agreement, Mr. Bisignano is entitled to receive total annual target compensation, made up of base salary, annual cash incentive award and long-term equity incentive awards, between $10 million and $15 million.

(8) Mr. Chiarello's target incentive opportunity for 2020, cash and equity combined, was $5 million.

(9) Mr. McGranahan received a stock option grant under the terms of his 2016 employment agreement. These options vest in equal installments on the third and fourth anniversaries of the grant date.

(10) Mr. Yabuki was not eligible for a cash incentive award for 2020 in accordance with the terms of his negotiated transition agreement.

(11) This award was reduced to 109,170 restricted stock units with a value of approximately $11.2 million as of January 29, 2021 in accordance with Mr. Yabuki's transition agreement.

(12) This amount represents the incremental fair value associated with the modification of the performance share unit award granted in 2019 to Mr. Yabuki in accordance with his negotiated transition agreement.

Outstanding Equity Awards at December 31, 2020

Name	Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[2]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
F. Bisignano[3]					932,991[4]	106,230,355	287,942	32,785,076
	—	159,636[5]	112.87	02/26/2030				
	126,427	—	41.33	02/24/2026				
	223,669	—	52.81	10/15/2025				
	447,339	—	52.81	10/15/2025				
	109,278	—	46.97	01/28/2025				
	71,893	—	41.75	02/10/2024				
	2,519,708	—	36.54	05/07/2023				
G. Chiarello[3]					95,216[6]	10,841,294	115,178	13,114,167
	—	71,266[5]	112.87	02/26/2030				
	61,802	—	41.33	02/24/2026				
	79,882	—	52.81	10/15/2025				
	159,764	—	52.81	10/15/2025				
	47,929	—	46.97	01/14/2025				
	41,937	—	41.75	02/10/2024				
	419,292	—	36.54	07/11/2023				
R. Hau					30,409[7]	3,462,369	76,786	8,742,854
	—	71,266[5]	112.87	02/26/2030				
	14,656	29,312[8]	84.73	02/20/2029				
	34,226	17,114[9]	69.90	02/21/2028				
	43,012	—	56.91	02/22/2027				
	188,088	—	49.21	03/14/2026				
D. McGranahan					10,111[10]	1,151,238	115,178	13,114,167
	—	85,519[11]	112.87	02/26/2030				
	—	40,622[5]	112.87	02/26/2030				
	17,587	35,175[8]	84.73	02/20/2029				
	44,644	22,322[9]	69.90	02/21/2028				
	21,506	—	56.91	02/22/2027				
	137,802	—	49.24	10/31/2026				
B. Vielehr					2,930[12]	333,610	115,178	13,114,167
	—	54,162[5]	112.87	02/26/2030				
	23,449	46,900[8]	84.73	02/20/2029				
	44,644	22,322[9]	69.90	02/21/2028				
	26,882	—	56.91	02/22/2027				
	38,302	—	48.33	02/19/2026				
	102,282	—	39.53	02/18/2025				
	233,784	—	27.48	12/01/2023				
J. Yabuki					261,084[13]	29,727,024	287,942	32,785,076
	—	168,644[5]	112.87	02/26/2030				
	96,729	193,458[8]	84.73	02/20/2029				
	119,048	59,524[9]	69.90	02/21/2028				
	186,818	—	56.91	02/22/2027				
	275,776	—	48.33	02/19/2026				
	412,992	—	39.53	02/18/2025				
	503,140	—	28.49	02/19/2024				
	634,376	—	20.18	02/20/2023				
	162,700	—	16.32	02/22/2022				

(1) The amounts in this column were calculated by multiplying the closing market price of our common stock on December 31, 2020, $113.86, by the number of unvested shares or units.

(2) The performance share units in this column have a three-year performance period ending July 31, 2022. They will vest 50% based upon the company's total shareholder return over the three-year period as reported on the Nasdaq Global Select Market compared to the total shareholder return of the S&P 500 Index over the same period, 30% based upon cost synergy attainment and 20% based upon revenue synergy attainment. Performance through December 31, 2020 was around the applicable target level for these performance share units and, in accordance with Securities and Exchange Commission rules, such units are included in this table at the maximum level. The value realized by each named executive officer at the end of the three-year performance period will depend on the company's achievement of these goals.

(3) This table includes restricted stock units and stock options granted by First Data to Messrs. Bisignano and Chiarello which converted into corresponding equity awards relating to our common stock at the time of the First Data acquisition in accordance with an exchange ratio in the merger agreement between Fiserv and First Data. These awards were granted under the 2007 Stock Incentive Plan for Key Employees of First Data Corporation and its Affiliates and the First Data Corporation 2015 Omnibus Incentive Plan.

(4) Includes 130,708 restricted stock units that vested on February 15, 2021 and 12,403 restricted stock units that vested on February 26, 2021.

Includes 303,000 restricted stock units subject to time-based vesting with an accelerated vesting performance condition. A number of restricted stock units equal to 14.2857% of the original award amount of 1,515,000 units will vest on each of August 15, 2022 and 2023 (or in 2023, such lesser number of units remaining unvested from the original award amount). However, if, for ten consecutive trading days, the closing price of our common stock meets or exceeds $118.78 from August 16, 2021 to August 15, 2022, or $136.61 from August 16,

2022 to August 15, 2023, then the annual vesting percentage on the vesting date at the end of each such period will increase to 20% of the original award amount.

The remaining restricted stock units will vest as follows: 47,783 on each of July 29, 2021 and 2022; 303,000 on August 15, 2021; 12,404 on each of February 26, 2022, 2023, and 2024; and 51,102 on February 15, 2022.

(5) One-quarter of the options vest on each anniversary of the grant date, February 26, 2020.

(6) Includes 52,048 restricted stock units that vested on February 15, 2021 and 5,537 restricted stock units that vested on February 26, 2021. The remaining restricted stock units will vest as follows: 21,018 on February 15, 2022; 5,538 on each of February 26, 2022 and 2024; and 5,537 on February 26, 2023.

(7) Includes 4,917 restricted stock units that vested on February 20, 2021; 5,484 restricted stock units that vested on February 21, 2021; and 4,686 restricted stock units that vested on February 22, 2021. The remaining restricted stock units will vest as follows: 4,918 on each of February 20, 2022 and 2023; and 5,486 on February 21, 2022.

(8) One-third of the options vest on each anniversary of the grant date, February 20, 2019.

(9) One-third of the options vest on each anniversary of the grant date, February 21, 2018.

(10) Includes 1,967 restricted stock units that vested on February 20, 2021 and 1,052 restricted stock units that vested on February 26, 2021. The remaining restricted stock units will vest as follows: 1,967 on February 20, 2022; 1,052 on each of February 26, 2022 and 2023; 1,968 on February 20, 2023; and 1,053 on February 26, 2024.

(11) One-half of the options vest on each of the third and fourth anniversaries of the grant date, February 26, 2020.

(12) All of these restricted stock units vested on February 22, 2021.

(13) Includes 10,819 restricted stock units that vested on February 20, 2021; 19,076 restricted stock units that vested on February 21, 2021; 26,506 restricted stock units that vested on February 22, 2021; and 13,103 restricted stock units that vested on February 26, 2021. This column includes 111,552 restricted stock units granted on December 31, 2020 which amount was subsequently reduced to 109,170 restricted stock units as of January 29, 2021 that will vest ratably on each of December 31, 2021, 2022, 2023 and 2024. The remaining restricted stock units will vest as follows: 10,819 on each of February 20, 2022 and 2023; 19,078 on February 21, 2022; and 13,104 on each of February 26, 2022, 2023, and 2024.

Option Exercises and Stock Vested During 2020

During our fiscal year ended December 31, 2020, the named executive officers exercised options to purchase shares of our common stock and/or had restricted stock units, restricted stock and/or performance share units vest as set forth below.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
F. Bisignano	—	—	560,567	60,301,919
G. Chiarello	60,000	4,423,300	133,856	14,991,511
R. Hau	—	—	46,277	5,061,139
D. McGranahan	—	—	41,839	4,577,020
B. Vielehr	—	—	59,730	6,857,459
J. Yabuki	320,000	28,711,600	106,880	12,605,132

(1) The "Value Realized on Exercise" was calculated in accordance with Securities and Exchange Commission rules by multiplying the gross number of shares underlying the exercised stock options times the difference between the closing price of our common stock on the exercise date and the exercise price of the option and, along with the "Number of Shares Acquired on Exercise," has not been reduced to account for any shares withheld by the company to satisfy the exercise price or tax liability incident to the exercise of stock options.

(2) The "Value Realized on Vesting" was calculated in accordance with Securities and Exchange Commission rules by multiplying the gross number of shares underlying the vested restricted stock units, restricted stock or performance share units times the closing price of our common stock on the vesting date in the case of restricted stock units and restricted stock and the closing price of our common stock on December 31, 2020, the date on which the performance conditions had been satisfied, in the case of performance share units. The "Value Realized on Vesting" and "Number of Shares Acquired on Vesting" have not been reduced to account for any shares withheld by the company to satisfy the tax liability incident to the vesting of restricted stock units, restricted stock or performance share units.

Potential Payments Upon Termination or Change in Control

The following descriptions about potential payments to the named executive officers upon termination of employment or a change in control are qualified in their entirety by reference to the relevant agreements.

"Cause" under the agreements generally refers to specified types of serious misconduct that may harm our company. In some cases, executive officers have "good reason" to terminate their employment if we change in a negative manner their working conditions or position within our organization or if we breach the terms of the agreements. "Disability" generally means physical or mental illness that causes the executive officer to become disabled to a degree as to be unable to perform substantially all of his duties for a continuous period of six months. The definitions may vary from agreement to agreement. The complete definitions of cause, good reason, disability and change in control are set forth in the named executive officers' agreements with the company, all of which we have filed with the Securities and Exchange Commission.

Employment Agreement with Mr. Bisignano

Mr. Bisignano's employment agreement was amended effective as of July 1, 2020, and the following discussion refers to such agreement, as amended.

We have the right to terminate Mr. Bisignano's employment at any time. Under his employment agreement, if we terminate Mr. Bisignano's employment without cause or fail to renew the term of his employment other than for death, disability or cause, or Mr. Bisignano terminates his employment for good reason, he is entitled to receive: (i) a lump sum cash payment equal to five and one-half times his then current annual base salary, (ii) a lump sum cash payment equal to a prorated portion of the difference between his total target compensation applicable to the calendar year of termination, which if not yet established will be deemed to equal $10 million, less the base salary paid to him for such year, with proration based on the number of days in such calendar year that he remained employed, (iii) full vesting of all equity and long-term awards with all performance goals applicable to an award deemed achieved at the target level, as well as the right to exercise stock options for not less than one year following the date of termination of his employment, but in no event longer than ten years from the date of grant, or if earlier, the latest date the option could have been exercised had Mr. Bisignano remained employed, and (iv) reimbursement for COBRA or other health insurance premiums for up to two years following the date of his termination, or until Mr. Bisignano obtains health care coverage through subsequent employment, whichever is earlier.

If Mr. Bisignano's employment is terminated for death or disability, he or his estate, as applicable, is entitled to receive full vesting of all equity and long-term awards with all performance goals applicable to an award deemed achieved at the target level and a lump sum payment equal to any cash incentive compensation that has been allocated or awarded, but not paid, to him for any period ending prior to his termination.

If the benefits to Mr. Bisignano under his employment agreement are duplicative of or inconsistent with the benefits provided under his equity award agreements or KEESA, his employment agreement provides that he will receive the most favorable benefits (determined on a benefit-by-benefit basis) under his equity award agreements or KEESA, on the one hand, or his employment agreement, on the other hand.

Mr. Bisignano is required to maintain the confidentiality of our confidential information and proprietary data during and following his employment. In addition, Mr. Bisignano agrees that during his employment and for a period of 24 months after termination of employment, he will not compete with us or solicit our clients or our employees. We have the ability to recover compensation previously paid to Mr. Bisignano if he breaches these obligations.

Other Agreements

Under Mr. Vielehr's employment agreement, we have the right to terminate his employment at any time. If we terminate Mr. Vielehr's employment other than for death, disability or cause, he is entitled to receive a lump sum payment equal to 12 months of salary. In addition, Mr. Vielehr is required to maintain the confidentiality of our confidential information and proprietary data during and following his employment, and he agrees that during his employment and for a period of 12 months after termination of employment, he will not compete with us or solicit our clients or our employees. We have the ability to recover compensation previously paid to Mr. Vielehr if he breaches these obligations.

We also entered into agreements with each of Messrs. Hau and McGranahan in connection with the start of their employment with us. Upon a termination without cause, each of them will receive 12 months of salary.

Key Executive Employment and Severance Agreements

General

Our Key Executive Employment and Severance Agreements ("KEESAs") with Messrs. Bisignano, Hau, McGranahan and Vielehr set forth the amounts and types of benefits that we believe will enable us to keep our executive officers' interests aligned with those of our shareholders in the event of a change in control by allowing them to concentrate on taking actions that are in the best interests of our shareholders without consideration of whether their actions may ultimately have an effect on the security of their employment. We also intend for the benefits to recognize past contributions by the executive officers if they are asked to leave, and to help to prevent the departure of key managers in connection with an anticipated or actual change in control. The KEESAs fulfill these purposes by generally providing for severance in the event of a qualifying termination following a change in control and vesting of outstanding equity awards upon a change in control.

We believe these agreements provide for an equitable financial transition for an executive officer when an adverse change in his employment status is required as a result of certain unexpected corporate events. Because these agreements have been entered into for the specific purposes described above, these arrangements do not affect the decisions we make with respect to annual or long-term compensation.

Benefits

Pursuant to the terms of the KEESAs, upon a change in control, all stock options and restricted stock units granted prior to the change in control will become fully and immediately vested. In addition, if we terminate them other than for death, disability or cause, or they resign for good reason, within three years following a change in control, then these named executive officers will be entitled to receive:

- a cash termination payment equal to two times the sum of (i) their annual salary plus (ii)

    - their highest annual cash incentive award during the three completed fiscal years before the change in control; or

    - in the case of Mr. Bisignano, because he has not been employed by us for three or more years, the greater of 60% of his annual salary at the time of the change in control or the highest annual cash incentive award during the two completed fiscal years before the change in control;

- with respect to each incentive compensation award made to the named executive officer for all uncompleted periods as of the termination date, a cash payment equal to the value of such award prorated through the termination date as if the goals with respect to such award had been achieved (at the target level, if applicable), which we refer to as the "prorated bonus;" and

- continuation for up to three years of life, hospitalization, medical and dental insurance coverage at our expense as in effect at the termination, in addition to certain other benefits related to securing other employment.

In the event their employment is terminated for death or disability within three years following a change in control, these named executive officers will be entitled to receive the prorated bonus under their KEESAs. If, within three years following a change in control, we terminate the employment of these named executive officers for any reason, or they resign or retire, they, or their heirs or estate, as applicable, will also be entitled to receive: any unpaid base salary through the termination date; reimbursement of business expenses incurred through the termination date; any compensation previously deferred by the named executive officer; and the sum of any bonus or incentive compensation allocated or awarded but not yet paid.

The KEESAs also provide that if any portion of the benefits under the KEESAs or any other agreement to which they are a party would constitute an "excess parachute payment" for purposes of the Internal Revenue Code, then the named executive officer will have the option to receive the total payments and pay the 20% excise tax imposed by the Internal Revenue Code, or have the total payments reduced such that they would not be required to pay the excise tax.

Change in Control Defined

A "change in control" under the KEESAs generally will occur if: any person becomes the beneficial owner of securities representing 20% or more of our outstanding shares of common stock or combined voting power; specified changes occur to our incumbent board of directors; our shareholders approve a merger, consolidation or share exchange with any other corporation, or approve the issuance of voting securities in connection with a merger, consolidation or share exchange; or our shareholders approve a plan of complete liquidation or dissolution or an agreement for the sale or disposition of all or substantially all of our assets.

Non-Compete

Each named executive officer subject to a KEESA agrees that he will not, for a period of six months after the termination date, participate in the management of, be employed by or own any business enterprise at a location within the U.S. that substantially competes with us or our subsidiaries. In addition, during and following his employment, he will hold in confidence, and not directly or indirectly disclose, use or copy, our confidential information and proprietary data. Finally, each named executive officer subject to a KEESA agrees that for a period of two years after the termination date, he will not hire or solicit for employment any person who is or was employed by us during the twelve months preceding his termination.

First Data Corporation Severance/Change in Control Policy

Mr. Chiarello remains subject to the First Data Corporation Severance/Change in Control Policy (Management Committee Level) (the "MC Policy") through July 29, 2021, which provides for certain payments, rights and benefits upon an involuntary termination of employment, other than for cause or disability, or a voluntary termination for good reason, in either case with or without a change in control (a "qualifying termination").

Under the MC Policy, if Mr. Chiarello experiences a qualifying termination, he will be entitled to receive: (i) cash severance equal to one year's base salary plus the bonus amount paid for the year preceding the year of termination (the "prior year bonus"), if any, (ii) a prorated annual bonus for the year in which termination occurs based on the prior year bonus amount, (iii) continued vesting of outstanding cash incentive awards granted to him that vest and are payable solely contingent upon continued employment and the passage of time, notwithstanding his earlier termination of employment, (iv) up to one year of continued coverage under the company's welfare benefits at the same cost applicable to similarly situated active employees during such period and (v) in the compensation committee's sole discretion, outplacement services selected by the company.

As a condition to receiving severance payments and benefits under the MC Policy, Mr. Chiarello is required to release all claims he may have against us and agree to a number of restrictive covenants which are structured to protect us from potential loss of customers or employees and to prohibit the release of confidential company information.

Equity Awards

Amended and Restated Fiserv, Inc. 2007 Omnibus Incentive Plan (the "Incentive Plan")

Stock option award agreements under the Incentive Plan provide that, on a recipient's death or disability, 100% of any then unexercisable stock options will become exercisable by the recipient until the earlier of one year following the triggering event or the stock option expiration date. With respect to awards granted prior to 2020, the restricted stock unit and performance share unit agreements generally provide for pro rata vesting in the event of death or disability; provided that, with respect to performance share units, shares will not be issued until the end of the performance period based on the number of months of service during the performance period. Any unvested restricted stock units granted in 2020 will become fully vested in the event of death or disability subject to any deferral election.

The equity award agreements also provide that, following a qualified retirement and subject to compliance with ongoing retirement, non-competition, confidentiality and other obligations, all unvested stock option and restricted stock unit awards held by an executive officer will continue to vest on their original vesting schedule. In addition, vested stock options will remain exercisable until the earlier of five years following retirement or the original expiration date of the stock option. In the case of performance share units granted in 2019, if retirement occurs after the first year of the performance period, performance share units will vest after the end of the performance period on a pro rata basis based on the number of months of service during the performance period.

Notwithstanding the foregoing, the equity award agreements for the restricted stock units and performance share units we granted to Mr. Bisignano in 2019 following the First Data acquisition provide for accelerated vesting of his restricted stock units and performance share units at the target level upon death or disability in accordance with his employment agreement. His equity award agreements for these 2019 grants do not provide for continued vesting upon retirement.

The equity award agreements require our named executive officers to maintain the confidentiality of our confidential information and not to compete with us or solicit our employees or clients while employed by us or during the 12 months following the termination of their employment. In the event the named executive officer breaches these obligations, we are entitled to recover the value of any amounts previously paid or payable or any shares or the value of any shares delivered pursuant to any of our programs, plans or arrangements.

Upon a change in control, the Incentive Plan provides that if a named executive officer has an employment, retention, change in control or similar agreement that addresses the effect of a change in control on his awards, then such agreement will control. Otherwise, the Incentive Plan provides that the successor or purchaser may assume the stock option and restricted stock unit awards or provide substitute awards with similar terms and conditions; provided, that, if within 12 months following the change in control the named executive officer is terminated without cause or terminates his employment for good reason, the assumed equity award or such substitute award will become fully vested and exercisable and/or all restrictions on the award will lapse as of the time immediately prior to such termination of employment. In that case, the named executive officer will have 90 days after the termination to exercise an option award unless a longer exercise period is applicable under the agreement, and the confidentiality, non-compete and non-solicit covenants in the equity award agreement will cease to apply. If the successor or purchaser does not assume the stock option and restricted stock unit awards or issue replacement awards, then immediately prior to the change in control, each stock option and restricted stock unit award subject to the agreements will become fully vested and exercisable and/or all restrictions on the award will lapse.

The award agreements for performance share units granted in 2019 provide that, upon a change in control prior to the end of the performance period, the named executive officer will be paid cash in an amount equal to the fair market value (as of the date of the change in control) of such number of shares eligible for issuance at 150% of the target award level. Thereafter, the award will terminate.

First Data Equity Awards

In connection with the First Data acquisition, we converted certain outstanding First Data equity awards into corresponding equity awards relating to our common stock in accordance with the exchange ratio in the merger agreement between Fiserv and First Data, including certain restricted stock units granted by First Data to Messrs. Bisignano and Chiarello under the First Data Corporation 2015 Omnibus Incentive Plan which remained unvested as of December 31, 2020.

Mr. Bisignano's employment agreement or KEESA, as the case may be, will govern the treatment of his equity awards, including those granted by First Data, upon certain termination scenarios as described above under "Employment Agreement with Mr. Bisignano" and "Key Executive Employment and Severance Agreements."

Upon any termination of employment, all of Mr. Chiarello's unvested restricted stock units shall be forfeited; provided, that on his death or disability, any unvested restricted stock units will become fully vested. Mr. Chiarello's equity award agreements require him to maintain the confidentiality of our confidential information and not to compete with us or solicit our employees or clients while employed by us and during the two years following the termination of his employment. In the event he breaches these obligations, we are entitled to recover the value of any amounts previously paid or payable or any shares or the value of any shares delivered pursuant to the equity award agreement.

The equity award agreements governing the awards made by First Data to Messrs. Bisignano and Chiarello do not provide for continued vesting upon retirement, and the First Data Corporation 2015 Omnibus Incentive Plan authorizes the compensation committee to determine the treatment of equity awards upon a change in control.

Cash Incentive Awards

Our Incentive Plan provides that, upon a change in control, the successor or purchaser may assume the cash incentive awards to our named executive officers or provide substitute awards with similar terms and conditions. If the successor or purchaser in the change in control does not assume the cash incentive award or issue a replacement award, then any award earned but not yet paid will be paid to the named executive officer. If the cash incentive award is not yet earned, then the award will be canceled in exchange for a cash payment equal to the product of the amount that would have been due under the canceled award as if the performance goals measured at the time of the change in control were achieved at the same rate through the end of the performance period and a fraction, the numerator of which is the number of whole months that have elapsed from the beginning of the performance period to the date of the change in control and the denominator of which is the number of whole months in the performance period.

Transition Agreement with Mr. Yabuki

On May 6, 2020, our board of directors approved a transition agreement for Mr. Yabuki, which supersedes and replaces Mr. Yabuki's employment agreement and KEESA. Certain terms of the transition agreement are described above under "Compensation Discussion and Analysis – Agreements with Executive Officers – Yabuki Agreements." The agreement governing Mr. Yabuki's transition and separation provides that Mr. Yabuki will receive: (i) a negotiated cash payment equal to $7.26 million to be paid on July 1, 2021, (ii) reimbursement of COBRA or other health insurance premiums until the earlier of December 31, 2022 or when he obtains health care coverage through subsequent employment, (iii) continued vesting of all unvested stock options and restricted stock units on their original vesting schedule with the right to exercise stock options for not less than five years following December 31, 2020, or one year following his death, but in no event longer than the stock option expiration date, and (iv) vesting of his performance share units after the end of the performance period based on actual performance as if Mr. Yabuki had remained employed. The terms of Mr. Yabuki's transition agreement resulted from an arm's-length negotiation with our compensation committee regarding his separation from employment. The value of his unvested equity awards at December 31, 2020 subject to continued vesting was $54,538,626 based on the closing price of our common stock on such date, and this value does not take into account the subsequent reduction of his restricted stock unit award granted on December 31, 2020. The value of the continued health and dental coverage is estimated to be $40,346 assuming the continued availability of this type of coverage at expected rates.

The invention assignment, confidentiality, non-compete, non-interference and non-solicitation covenants from Mr. Yabuki's employment agreement and outstanding equity award agreements are incorporated in the transition agreement, and modified such that, after December 31, 2020, Mr. Yabuki (i) is permitted to be employed by, or otherwise provide services to, a non-competing business, (ii) is permitted to work for a client or prospective client, provided such client or prospective client is not and does not become, a competitor as a result of

Mr. Yabuki's services, (iii) is prohibited from directly or indirectly participating in the hiring of any employee of ours and our affiliates for one year, and (iv) to the extent the restriction period for purposes of any non-competition or non-solicitation covenants in any award agreement terminates prior to the last date on which all of the equity awards are vested, exercisable or distributable, the restriction period will be extended until such date. If Mr. Yabuki breaches any of the covenants above, he (a) will not receive, or must repay as applicable, the cash payment due on July 1, 2021, (b) must repay the healthcare premium reimbursements, and (c) will forfeit all equity awards (vested and unvested) and we will have the right to recoup any shares (or the cash value thereof) actually delivered to Mr. Yabuki from the equity awards outstanding on his last day of employment.

Estimated Potential Payments Upon Termination or Change in Control

In the tables below, we estimate the maximum amount of compensation payable to our continuing named executive officers based on their agreements in effect at, and assuming that the triggering event or events indicated occurred on, December 31, 2020. The amounts shown in the tables below rely on the following assumptions:

- The amount shown in the table with respect to stock options is equal to the difference between the exercise price of the unvested options which would experience accelerated vesting and $113.86, the closing price of our common stock on the last trading day of the calendar year.

- The amount shown in the table with respect to restricted stock units is equal to the closing price of our common stock on the last trading day of the calendar year times the number of unvested restricted stock units which would experience accelerated vesting.

- The amount shown in the table with respect to performance share units is equal to the closing price of our common stock on the last trading day of the calendar year times a number of performance share units based on performance through December 31, 2020.

- Except in the case of Mr. Bisignano, upon death or disability, performance share units vest after the end of the performance period on a pro rata basis depending on the number of months of service completed during the relevant performance period, and we assume that performance goals will be achieved at target for 2019 awards.

- In the case of Mr. Bisignano, we assume that, upon death or disability or a termination without cause or resignation for good reason, his performance share units will fully vest at target in accordance with his employment agreement.

- The prorated bonus amounts for Messrs. Hau, McGranahan and Vielehr reflect their respective target cash incentive awards for 2020 because we assume that the triggering event or events indicated occurred on December 31, 2020. In accordance with the MC

Policy, Mr. Chiarello's prorated bonus amount is based on his cash incentive award for the prior year.

- The cash payments under the "Resignation for Good Reason or Termination Without Cause Following Change in Control" column for Mr. Bisignano were calculated in accordance with his employment agreement rather than his KEESA because his employment agreement provides for more favorable cash payments upon a termination without cause or resignation for good reason.

- The amount shown in the "Retirement" column assumes that the named executive officer who was retirement-eligible at December 31, 2020 fulfills all retirement qualifications and complies with all ongoing obligations so that all unvested stock option and restricted stock unit awards held by him as of December 31, 2020 continue to vest on their original vesting schedule.

- The amount shown for "Post-Employment Benefits" on a termination without cause or resignation for good reason following a change in control for Messrs. Bisignano, Hau, McGranahan and Vielehr is the value of three years of continued benefits for the named executive officer and, if applicable, his immediate family, including medical, dental and life insurance. The amount shown for "Post-Employment Benefits" with respect to Mr. Chiarello is the difference between the value of one year of continued medical and dental coverage for him and, if applicable, his immediate family under COBRA and the contribution rate Mr. Chiarello would have paid for such coverage had he remained an employee during the one-year period. The amount shown for "COBRA Reimbursement" with respect to Mr. Bisignano is the value of two years of continued medical and dental coverage for him and, if applicable, his immediate family. The value of the benefits is based on a number of assumptions, including the continued availability of these types of coverage at expected rates. Accordingly, the amount shown is only an estimate, and the actual amount payable by us may be greater or less than the amount shown.

- In accordance with the terms of the KEESAs, the amount shown for outplacement services is 10% of the executive officers' respective annualized base salaries as of December 31, 2020. Pursuant to their agreements, Messrs. Hau and McGranahan would also receive up to one year of outplacement services upon a termination without cause, and we assume that the compensation committee will approve providing Mr. Chiarello with outplacement services for one year under the MC Policy.

- The KEESAs provide that the applicable named executive officers are entitled to receive

reimbursement for certain fees and expenses, up to $15,000, paid to consultants and legal or accounting advisors in connection with the computation of benefits under the KEESAs.

- In the case of Mr. Chiarello, we have assumed that, in connection with a change in control, the acquiror does not assume his outstanding, unvested equity awards and, as a result, the compensation committee or board of directors determines that those unvested awards vest in full upon a change in control.

- In certain circumstances, our named executive officers could elect to have payments reduced to eliminate potential excise taxes; however, for purposes of the tables below, we have assumed that no such election has been made.

Potential Payment on a Change in Control without Termination of Employment; Acceleration of Vesting

Name	Number of Option Shares Vested on Accelerated Basis (#)	Number of Restricted Stock Units Vested on Accelerated Basis (#)	Number of Performance Share Units Vested on Accelerated Basis at 150% of Target Level (#)	Value Realized ($)
F. Bisignano	159,636	932,991	215,957	130,977,259
G. Chiarello	71,266	95,216	86,384	20,747,529
R. Hau	117,692	30,409	57,590	11,696,309
D. McGranahan	183,638	10,111	86,384	13,117,722
B. Vielehr	123,384	2,930	86,384	12,570,384

Potential Payment on a Termination of Employment

Mr. Bisignano

Benefits and Payments	Death or Disability Prior to Change in Control (Employment Agreement) ($)	Resignation For Good Reason or Termination Without Cause (Employment Agreement) ($)	Death or Disability Following Change in Control (KEESA/ Equity Award Agreement) ($)	Resignation For Good Reason or Termination Without Cause Following Change in Control (Employment Agreement/KEESA/ Equity Award Agreement) ($)
Compensation:				
Base Salary	—	7,260,000	—	7,260,000
Cash Incentive Award	—	8,680,000	—	8,680,000
Prorated Bonus	8,680,000	—	8,680,000	—
Stock Options:				
Unvested	158,040	158,040	158,040	158,040
Restricted Stock Units:				
Unvested	106,230,355	106,230,355	106,230,355	106,230,355
Performance Share Units:				
Unvested	16,392,538	16,392,538	24,588,864	24,588,864
Benefits:				
COBRA Reimbursement	—	40,346	—	—
Post-Employment Benefits	—	—	—	211,308
Outplacement Services	—	—	—	132,000
Advisor Fees	—	—	—	15,000
Total	131,460,933	138,761,279	139,657,259	147,275,567

Mr. Chiarello

Benefits and Payments	Death or Disability Prior to Change in Control (Equity Award Agreements) ($)	Resignation For Good Reason or Termination Without Cause (MC Policy) ($)	Death or Disability Following Change in Control (Equity Award Agreements) ($)	Resignation For Good Reason or Termination Without Cause Following Change in Control (MC Policy/ Equity Award Agreements) ($)
Compensation:				
Base Salary	—	1,000,000	—	1,000,000
Cash Incentive Award	—	1,000,000	—	1,000,000
Prorated Bonus	—	1,000,000	—	1,000,000
Stock Options:				
Unvested	70,553	—	70,553	70,553
Restricted Stock Units:				
Unvested	10,841,294	—	10,841,294	10,841,294
Performance Share Units:				
Unvested	3,096,309	—	9,835,682	9,835,682
Benefits:				
Post-Employment Benefits	—	6,309	—	6,309
Outplacement Services	—	5,700	—	5,700
Advisor Fees	—	—	—	—
Total	14,008,156	3,012,009	20,747,529	23,759,538

Potential Payment on a Termination of Employment

Mr. Hau

Benefits and Payments	Death or Disability Prior to Change in Control (Equity Award Agreements) ($)	Termination Without Cause (Employment Agreement) ($)	Death or Disability Following Change in Control (KEESA/ Equity Award Agreement) ($)	Resignation For Good Reason or Termination Without Cause Following Change in Control (KEESA/ Equity Award Agreement) ($)
Compensation:				
Base Salary	—	625,000	—	1,250,000
Cash Incentive Award	—	—	—	1,499,576
Prorated Bonus	—	—	687,500	687,500
Stock Options:				
Unvested	1,676,743	—	1,676,743	1,676,743
Restricted Stock Units:				
Unvested	865,678	—	3,462,369	3,462,369
Performance Share Units:				
Unvested	2,064,282	—	6,557,197	6,557,197
Benefits:				
Post-Employment Benefits	—	—	—	119,832
Outplacement Services	—	5,700	—	62,500
Advisor Fees	—	—	—	15,000
Total	4,606,703	630,700	12,383,809	15,330,717

Mr. McGranahan

Benefits and Payments	Death or Disability Prior to Change in Control (Equity Award Agreements) ($)	Termination Without Cause (Employment Agreement) ($)	Death or Disability Following Change in Control (KEESA/ Equity Award Agreement) ($)	Resignation For Good Reason or Termination Without Cause Following Change in Control (KEESA/ Equity Award Agreement) ($)
Compensation:				
Base Salary	—	550,000	—	1,100,000
Cash Incentive Award	—	—	—	1,048,570
Prorated Bonus	—	—	605,000	605,000
Stock Options:				
Unvested	2,130,802	—	2,130,802	2,130,802
Restricted Stock Units:				
Unvested	647,294	—	1,151,238	1,151,238
Performance Share Units:				
Unvested	3,096,309	—	9,835,682	9,835,682
Benefits:				
Post-Employment Benefits	—	—	—	94,044
Outplacement Services	—	5,700	—	55,000
Advisor Fees	—	—	—	15,000
Total	5,874,405	555,700	13,722,722	16,035,336

Potential Payment on a Termination of Employment

Mr. Vielehr

Benefits and Payments	Death or Disability Prior to Change in Control (Equity Award Agreements) ($)	Retirement (Equity Award Agreements) ($)	Termination Without Cause (Employment Agreement) ($)	Death or Disability Following Change in Control (KEESA/ Equity Award Agreement) ($)	Resignation For Good Reason or Termination Without Cause Following Change in Control (KEESA/ Equity Award Agreement) ($)
Compensation:					
Base Salary	—	—	550,000	—	1,100,000
Cash Incentive Award	—	—	—	—	1,135,122
Prorated Bonus	—	—	—	605,000	605,000
Stock Options:					
Unvested	2,401,092	2,347,472	—	2,401,092	2,401,092
Restricted Stock Units:					
Unvested	83,573	333,610	—	333,610	333,610
Performance Share Units:					
Unvested	3,096,309	—	—	9,835,682	9,835,682
Benefits:					
Post-Employment Benefits	—	—	—	—	118,120
Outplacement Services	—	—	—	—	55,000
Advisor Fees	—	—	—	—	15,000
Total	5,580,974	2,681,082	550,000	13,175,384	15,598,626

Pay Ratio

For the year ended December 31, 2020:

- The median annual total compensation of all our employees, other than the chief executive officer, was $66,713.

- The annual total compensation of our chief executive officer for purposes of the pay ratio calculation was $12,205,037.

- Based on this information, the ratio of the annual total compensation of our chief executive officer to the median of the annual total compensation of all employees is reasonably estimated to be 183 to 1 under Item 402(u) of Regulation S-K.

We identified the median employee by examining base cash compensation and target cash and equity incentive compensation plus commissions, overtime and shift differential for all individuals who were employed by us on November 30, 2020, including individuals who became our employees as a result of acquisitions completed during 2020, but excluding our chief executive officer and employees in certain countries as described further below. We believe base cash compensation and target cash and equity incentive compensation, plus commissions, overtime and shift differential, is a reasonable basis on which to identify the median employee because those are the most significant elements of compensation for our employee population.

We began our analysis by including all worldwide employees, whether employed on a full-time, part-time or seasonal basis. As of November 30, 2020, we had approximately 44,800 employees. We excluded the following countries and approximate number of employees in each country from the median employee determination pursuant to the de minimis exclusion permitted by SEC disclosure rules: Germany (800 employees), Ireland (550 employees), Poland (500 employees), the Republic of Korea (110 employees) and Austria (30 employees). As a result, we included approximately 42,800 employees in the median employee determination for 2020.

Our methodology to identify the median of the annual total compensation of all employees included the following material assumptions, adjustments and estimates:

- All base cash compensation for employees outside the U.S. was converted to U.S. dollars based on a conversion rate published in our internal human resources system that is updated quarterly.

- While we measured compensation for 2020 through November 30, 2020, we multiplied certain components of that compensation by 12/11, which we refer to as the "full year factor," to approximate 12 months of compensation and facilitate the identification of the median employee as indicated further below.

- We multiplied 2020 base cash compensation rates for any permanent employees, whether full- or part-time, who were employed by us from January 1, 2020 to November 30, 2020, by the full year factor. We also annualized 2020 actual base cash compensation paid to any permanent employees, whether full- or part-time, who were hired after January 1, 2020. We used actual base cash compensation paid through November 30, 2020 for all temporary or seasonal employees.

- For permanent employees, we assumed that any pay increases took place on April 1, 2020 since this is the standard timing for our pay increases. Any pay increases taking place at other times during the year are immaterial to the overall result.

- For hourly employees, we calculated base cash compensation as the hourly rate for an individual times the regularly scheduled number of hours to be worked by that individual during the year.

- Commission pay for eligible employees in the United States was included in the median employee determination. We multiplied the actual amount of commissions paid during the first 11 months of 2020 by the full year factor.

- Overtime and shift differential pay was included only for our hourly employees in the U.S., United Kingdom, India and Latin America. We multiplied the actual amount of overtime and shift differential paid to employees during the first 11 months of 2020 by the full year factor.

- We reasonably estimate that approximately 5% of all commissions on an annualized basis were earned by employees located outside the U.S. during 2020, and that approximately 3.5% of all overtime and shift differential hours on an annualized basis were worked by employees located outside the U.S., United Kingdom, India and Latin America during 2020. We believe any impact from those commissions or hours to be immaterial to the identification of the median employee.

- We did not make any cost-of-living adjustments in identifying the median employee.

With respect to our median employee, we identified and calculated the elements of such employee's annual total compensation for 2020 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K and included the estimated value of such employee's 2020 employer-paid life insurance, health care insurance and short-term and long-term disability insurance premiums as well as health savings account employer contribution. With respect to the annual total compensation of our chief executive officer, we used the amount reported in the "Total" column of our 2020 Summary Compensation Table included in this proxy statement plus the estimated value of our chief executive officer's 2020 employer-paid life insurance, health care insurance and short-term and long-term disability insurance premiums.

The pay ratio described above may not be comparable to the pay ratio of other companies because our employee population, compensation structure, and the assumptions we made and the methodology we used in arriving at the pay ratio, may differ from those at other companies.

Audit and Related Matters

Proposal 3. Ratification of the Appointment of Independent Registered Public Accounting Firm

Background

The audit committee of the board of directors is directly responsible for the appointment, compensation, retention and oversight of our independent registered public accounting firm. The audit committee has appointed Deloitte & Touche LLP ("Deloitte") to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2021. Deloitte has served as our independent registered public accounting firm since 1985. The audit committee periodically evaluates the performance and independence of Deloitte to determine whether we should continue to retain the firm. To this end, at least annually, Deloitte makes a presentation to the committee regarding the services it provides, and our chief financial officer provides the committee with his assessment of the firm's performance. In addition, in conjunction with the mandated rotation of Deloitte's lead engagement partner, the audit committee and its chair actively participate in the selection of a successor lead engagement partner. The members of the audit committee and the board believe that the continued retention of Deloitte to serve as our independent registered public accounting firm is in the best interests of the company and its shareholders.

A representative of Deloitte is expected to attend the annual meeting, will have an opportunity to make a statement if he or she so desires, and will be available to respond to appropriate questions.

Reason for the Proposal

Appointment of our independent registered public accounting firm is not required to be submitted for shareholder approval, but the audit committee of our board of directors is seeking ratification of its appointment of Deloitte as a matter of good corporate practice. If our shareholders do not ratify this appointment, the audit committee of the board of directors will consider it a direction to seek to retain another independent public accounting firm. Even if the appointment is ratified, the audit committee may, in its discretion, appoint a different independent registered public accounting firm at any time if it determines that such a change would be in our shareholders' best interests.

Vote Required and Recommendation of the Board of Directors

To ratify the appointment of Deloitte as our independent registered public accounting firm, the number of votes cast "for" the proposal must exceed the number of votes cast "against" the proposal. Unless otherwise specified, the proxies solicited hereby will be voted to ratify the appointment of Deloitte as our independent registered public accounting firm for 2021.

The board of directors recommends that you vote "FOR" Proposal 3.

Independent Registered Public Accounting Firm and Fees

The following table presents the aggregate fees billed by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu Limited, and their respective affiliates (the "Deloitte Entities") for services provided during 2020 and 2019.

	2020	2019
Audit Fees	$10,550,000	$ 9,388,000
Audit-Related Fees	9,221,000	5,514,000
Tax Fees	1,174,000	1,088,000
All Other Fees	—	—
Total	$20,945,000	$15,990,000

Audit Fees. Audit fees are for professional services rendered by the Deloitte Entities in connection with the integrated audit of our annual consolidated financial statements, the review of financial statements included in our quarterly reports on Form 10-Q, stand-alone audits, statutory audits and other regulatory filings.

Audit-Related Fees. Audit-related fees are for professional services rendered by the Deloitte Entities for service auditor reports, services rendered in connection with the filing of registration statements, and financial due diligence advisory services. The amount of fees in 2020 reflects the consolidation of service auditor reports to Deloitte Entities that were previously rendered by other service providers.

Tax Fees. Tax fees are for tax consultations and tax return preparation and compliance.

Audit Committee Pre-Approval Policy

The audit committee has established pre-approval policies and procedures that require audit committee approval of all audit and permitted non-audit services to be provided by its independent registered public accounting firm. For certain types of services, the audit committee pre-approves the particular services, subject to certain monetary limits, after the audit committee is presented with a schedule describing the services to be approved. The audit committee's pre-approval policies do not permit the delegation of the audit committee's responsibilities to management. In 2020, the audit committee pre-approved all services provided by our independent registered public accounting firm.

Audit Committee Report

In accordance with its written charter, the audit committee provides independent review and oversight of the accounting and financial reporting processes and consolidated financial statements of Fiserv, Inc., the system of internal controls that management and the board of directors have established, the audit process and the results of operations of Fiserv, Inc. and its financial condition. Management has the responsibility for preparing the company's consolidated financial statements and Deloitte & Touche LLP ("Deloitte"), the company's independent registered public accounting firm, has the responsibility for performing an independent audit of our consolidated financial statements and expressing an opinion on the conformity of those financial statements with generally accepted accounting principles and as to the effectiveness of our internal control over financial reporting.

The audit committee has reviewed and discussed with management and Deloitte the audited consolidated financial statements of Fiserv, Inc. for the fiscal year ended December 31, 2020. The audit committee has also discussed with Deloitte the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the Securities and Exchange Commission. The audit committee has received the written disclosures and letter from Deloitte required by applicable requirements of the Public Company Accounting Oversight Board regarding Deloitte's communications with the audit committee concerning independence and has discussed with Deloitte its independence. The audit committee has pre-approved all services provided by the independent registered public accounting firm to Fiserv, Inc. and has concluded that such services are compatible with Deloitte's independence.

The audit committee also discussed with management, the internal auditors and Deloitte the quality and adequacy of the internal controls of Fiserv, Inc. and the organization, responsibilities, budget and staffing of the internal audit function of Fiserv, Inc. The audit committee reviewed with both Deloitte and the internal auditors their respective audit plans, audit scope and identification of audit risks. Based on the above-mentioned reviews and discussions, the audit committee recommended to the board of directors that the audited consolidated financial statements of Fiserv, Inc. be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2020, for filing with the Securities and Exchange Commission.

Heidi G. Miller, Chair
Alison Davis
Henrique de Castro
Doyle R. Simons

Our Shareholders

Common Stock Ownership

The following table sets forth information with respect to the beneficial ownership of our common stock as of March 1, 2021 by: each current director and director nominee; each executive officer appearing in the Summary Compensation Table; all directors and executive officers as a group; and any person known by us to beneficially own more than 5% of the outstanding shares of our common stock based on our review of the reports regarding ownership filed with the Securities and Exchange Commission in accordance with Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 (the "Exchange Act") unless otherwise noted.

Name and Address of Beneficial Owner[1]	Number of Shares of Common Stock Beneficially Owned[2]	Percent of Class[3]
New Omaha Holdings L.P.[4] c/o Kohlberg Kravis & Roberts & Co. L.P. 9 West 57th Street, Suite 4200 New York, New York 10019	85,300,667	12.8%
T. Rowe Price Associates, Inc.[5] 100 E. Pratt Street Baltimore, Maryland 21202	57,047,621	8.5%
The Vanguard Group, Inc.[6] 100 Vanguard Blvd. Malvern, Pennsylvania 19355	45,389,345	6.8%
BlackRock, Inc.[7] 55 East 52nd Street New York, New York 10055	40,959,952	6.1%
Frank J. Bisignano[8]	5,039,410	*
Guy Chiarello	972,388	*
Robert W. Hau	380,240	*
Devin B. McGranahan	336,049	*
Byron C. Vielehr	594,389	*
Jeffery W. Yabuki[9]	3,011,416	*
Alison Davis	24,114	*
Henrique de Castro	6,872	*
Harry F. DiSimone	7,579	*
Dennis F. Lynch	60,405	*
Heidi G. Miller[10]	68,601	*
Scott C. Nuttall[11]	30,795	*
Denis J. O'Leary	135,779	*
Doyle R. Simons	171,458	*
Kevin M. Warren	—	*
All directors and executive officers as a group (17 people)	11,166,371	1.6%

* Less than 1%.

(1) Unless otherwise indicated, the address for each beneficial owner is care of Fiserv, Inc., 255 Fiserv Drive, Brookfield, Wisconsin 53045.

(2) All information with respect to beneficial ownership is based upon filings made by the respective beneficial owners with the Securities

and Exchange Commission or information provided to us by such beneficial owners. Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws.

Includes stock options, which, as of March 1, 2021, were exercisable currently or within 60 days: Mr. Bisignano – 3,538,223; Mr. Chiarello – 788,422; Mr. Hau – 329,568; Mr. McGranahan – 271,603; Mr. Vielehr – 528,655; Mr. Yabuki – 2,589,993; Ms. Davis – 18,060; Mr. DiSimone – 960; Mr. Lynch – 42,008; Ms. Miller – 47,929; Mr. O'Leary – 33,220; Mr. Simons – 54,512; and all directors and executive officers as a group – 8,446,265.

Includes shares deferred under vested restricted stock units that, based on deferral elections and the terms of the non-employee director deferred compensation plan, may be distributed within 60 days: Ms. Davis – 6,054; Mr. DiSimone – 429; Mr. Lynch – 14,918; Mr. O'Leary – 27,907; Mr. Simons – 38,609; and all directors as a group – 87,917.

Also includes shares eligible for issuance in connection with the deferral of cash compensation that, based on deferral elections and the terms of the non-employee director deferred compensation plan, may be distributed within 60 days: Mr. de Castro – 150; Mr. DiSimone – 504; Ms. Miller – 447; Mr. Nuttall – 495; Mr. O'Leary – 35,460; Mr. Simons – 39,841; and all directors as a group – 76,897.

(3) On March 1, 2021, there were 668,888,368 shares of common stock outstanding. Percentages are calculated pursuant to Rule 13d-3(d) under the Exchange Act. Shares not outstanding that are subject to options exercisable by the holder thereof within 60 days, shares due upon vesting of restricted stock units within 60 days, and shares deferred pursuant to vested restricted stock units and shares eligible for issuance pursuant to the non-employee director deferred compensation plan that may be distributed within 60 days, are deemed outstanding for the purposes of calculating the number and percentage owned by such

shareholder but not deemed outstanding for the purpose of calculating the percentage of any other person.

(4) Based on a Schedule 13D filed by New Omaha Holdings L.P., New Omaha Holdings LLC, KKR 2006 Fund L.P., KKR Associates 2006 L.P., KKR 2006 GP LLC, KKR Group Partnership L.P., KKR Group Holdings Corp., KKR & Co. Inc., KKR Management LLP, Henry R. Kravis, and George R. Roberts on December 14, 2020 with the Securities and Exchange Commission, which indicates that New Omaha Holdings, L.P. has sole voting and dispositive power over these securities. Each of New Omaha Holdings LLC (as the sole general partner of New Omaha Holdings L.P.); KKR 2006 Fund L.P. (as the sole member of New Omaha Holdings LLC); KKR Associates 2006 L.P. (as the general partner of KKR 2006 Fund L.P.); KKR 2006 GP LLC (as the general partner of KKR Associates 2006 L.P.); KKR Group Partnership L.P. (as the designated member of KKR 2006 GP LLC); KKR Group Holdings Corp. (as a general partner of KKR Group Partnership L.P.); KKR & Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.); KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.); and Messrs. Kravis and Roberts (as the founding partners of KKR Management LLP) may be deemed to be the beneficial owner of any securities beneficially owned by New Omaha Holdings L.P. The principal business address listed in the table above applies to all such persons other than Mr. Roberts for whom the principal business address is c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

(5) Based on a Schedule 13G filed by T. Rowe Price Associates, Inc. ("Price Associates") on February 16, 2021 with the Securities and Exchange Commission, which indicates that these securities are owned by various individual and institutional investors for which Price Associates serves as investment adviser and with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, these securities. According to the Schedule 13G, Price Associates exercises sole voting power over 21,045,852 of the securities and sole dispositive power over 57,047,621 of the securities. For purposes of the reporting requirements of the

Exchange Act, Price Associates is deemed to be a beneficial owner of such securities.

(6) Based on a Schedule 13G filed by The Vanguard Group, Inc. ("Vanguard Group") on February 10, 2021 with the Securities and Exchange Commission, which indicates that the Vanguard Group exercises shared voting power over 963,676 of the securities, sole dispositive power over 42,855,779 of the securities and shared dispositive power over 2,533,566 of the securities.

(7) Based on a Schedule 13G filed by BlackRock, Inc. ("BlackRock") on January 29, 2021 with the Securities and Exchange Commission, which indicates that various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, these securities. According to the Schedule 13G, BlackRock exercises sole voting power over 34,593,022 of the securities and sole dispositive power over 40,959,952 of the securities.

(8) Includes 75,000 shares of our common stock held by Frank J. Bisignano 2020 Grantor Retained Annuity Trust over which Mr. Bisignano has voting and investment power, 15,690 shares of our common stock held by Mr. Bisignano's spouse, and 78,160 shares of our common stock held in accounts for the benefit of Mr. Bisignano's children.

(9) Mr. Yabuki served as our executive chairman until December 31, 2020 and is included in the amounts shown above for all directors and executive officers as a group. Mr. Yabuki provided certain ownership information to the company as of March 1, 2021 for himself and the Yabuki Family Foundation. Mr. Yabuki is a trustee of the Yabuki Family Foundation which holds 333,543 shares of our common stock. As a trustee, Mr. Yabuki has voting and investment power over the shares held by the foundation. These shares are, accordingly, included in his reported beneficial ownership.

(10) Includes 3,030 shares of our common stock held by Ms. Miller's spouse.

(11) Includes 7,575 shares of our common stock that are held by a trust for the benefit of Mr. Nuttall's family and over which Mr. Nuttall disclaims beneficial ownership. Mr. Nuttall serves as an executive officer of Kohlberg Kravis Roberts & Co. L.P. and/or one or more of its affiliates and disclaims beneficial ownership of the shares held by New Omaha Holdings L.P. The principal business address of Mr. Nuttall is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, New York, New York 10019.

Voting, Meeting and Other Matters

Notice of Internet Availability of Proxy Materials

We may furnish our proxy statement and annual report to shareholders of record by providing access to those documents via the Internet instead of mailing printed copies. The notice you received regarding the Internet availability of our proxy materials (the "Notice") provides instructions on how to access our proxy materials and cast your vote via the Internet, by telephone or by mail.

Shareholders' access to our proxy materials via the Internet allows us to reduce printing and delivery costs and lessen adverse environmental impacts. If you would like to receive a paper or email copy of our proxy materials, you should follow the instructions in the Notice for requesting those materials.

Who Can Vote

The board of directors has fixed the close of business on March 22, 2021 as the record date for determining the shareholders entitled to notice of, to attend and to vote at the annual meeting. On the record date, there were 666,608,523 shares of common stock outstanding and entitled to vote, and we had no other classes of securities outstanding.

All of these shares are to be voted as a single class, and you are entitled to cast one vote for each share you held as of the record date on all matters submitted to a vote of shareholders. For each proposal, abstentions and broker non-votes will be entirely excluded from the vote and will have no effect on its outcome.

How to Vote

You may vote:

By Internet
Visit www.proxyvote.com

By telephone
Dial toll-free 1-800-690-6903

By mailing your proxy card
If you requested a printed copy of the proxy materials, mark your vote on the proxy card, properly sign and date it, and return it in the enclosed envelope. The shares represented by that card will be voted as you have specified.

During the virtual annual meeting
You may attend the virtual annual meeting and vote your shares during the meeting by visiting our annual meeting website at www.virtualshareholdermeeting.com/FISV2021.

Voting through the Internet or by telephone. You can vote by proxy via the Internet or by telephone until 11:59 p.m. (ET) on May 18, 2021 by following the instructions provided in the Notice. Shareholders voting via the Internet or by telephone will bear any costs associated with electronic or telephone access, such as usage charges from Internet access providers and telephone companies.

Banks, brokers or other nominees. Shareholders who hold shares through a bank, broker or other nominee may vote by the methods that their bank or broker makes available, in which case the bank or broker will include instructions with the Notice or this proxy statement. If you wish to vote at the virtual annual meeting online, you may do so using the 16-digit control number included on the instructions that accompanied your Notice or proxy statement.

401(k) savings plan. An individual who had a beneficial interest in shares of our common stock allocated to their account under the Fiserv 401(k) Savings Plan as of March 22, 2021 may vote the shares of common stock allocated to their account at Merrill Lynch as of such date. We will provide instructions to participants regarding how to vote. If no direction is provided by the participant about how to vote their shares by 11:59 p.m. (ET) on May 16, 2021, Merrill Lynch will vote the shares in the same manner and in the same proportion as the shares for which voting instructions are received from other participants, except that Merrill Lynch, in the exercise of its fiduciary duties, may determine that it must vote the shares in some other manner.

Proxies

Our board of directors is soliciting proxies in connection with our 2021 annual meeting of shareholders. On April 6, 2021, we will commence mailing the notice of Internet availability of proxy materials, or a proxy statement, proxy card and annual report, to shareholders entitled to vote at the annual meeting.

Denis J. O'Leary, Chairman of the Board, Frank J. Bisignano, President and Chief Executive Officer, and Eric C. Nelson, Secretary, have been selected by the board of directors as proxy holders and will vote shares represented by valid proxies. All shares represented by valid proxies received and not revoked before they are exercised will be voted in the manner specified in the proxies.

If nothing is specified, the proxies will be voted: "FOR" each of the board's nominees for director and "FOR" proposals two and three.

Our board of directors is unaware of any other matters that may be presented for action at our annual meeting. If other matters do properly come before the annual meeting or any adjournments or postponements thereof, it is intended that shares represented by proxies will be voted in the discretion of the proxy holders.

You may revoke your proxy at any time before it is exercised by doing any of the following:

- entering a new vote using the Internet or by telephone

- giving written notice of revocation to Eric C. Nelson, Secretary, Fiserv, Inc., 255 Fiserv Drive, Brookfield, Wisconsin 53045

- submitting a subsequently dated and properly completed proxy card

- attending the virtual annual meeting and voting at the virtual annual meeting online

However, if your shares are held of record by a bank, broker or other nominee, you must obtain a proxy issued in your name from the record holder.

We will pay the cost of soliciting proxies on behalf of the board of directors. Our directors, officers and other employees may solicit proxies by mail, personal interview, telephone or electronic communication. None of them will receive any special compensation for these efforts.

We have retained the services of Georgeson LLC ("Georgeson") to assist us in soliciting proxies by personal interview, mail, telephone or electronic communications. We expect to pay Georgeson its customary fee, approximately $10,000, plus reasonable out-of-pocket expenses incurred in the process of soliciting proxies. We also have made arrangements with brokerage firms, banks, nominees and other fiduciaries to forward proxy materials to beneficial owners of shares. We will reimburse such record holders for the reasonable out-of-pocket expenses incurred by them in connection with forwarding proxy materials. Proxies solicited hereby will be tabulated by an inspector of election, who will be designated by the board of directors and will not be an employee or director of Fiserv, Inc.

How to Participate in the Meeting

This year's annual meeting will be accessible through the Internet due to the continued risks presented by the COVID-19 pandemic, and the priority we place on the health and well-being of our shareholders, partners and employees. The annual meeting will also be accessible to all shareholders regardless of their physical location and we expect to offer the same type of participation opportunities during the meeting as we have at past in-person meetings.

To be admitted to the annual meeting at www.virtualshareholdermeeting.com/FISV2021, you will need the 16-digit control number included on your Notice, your proxy card or the instructions that accompanied your proxy materials. The annual meeting will begin promptly at 10:00 a.m. (CT). Online check-in will begin at 9:30 a.m. (CT), and you should allow ample time for the online check-in procedures. If you have difficulty accessing the virtual annual meeting, please call 1-844-986-0822 (toll free in the U.S.) or 303-562-9302 (international) for assistance. We will have personnel available to assist you. If you hold shares through a bank, broker or other nominee, you will need to contact such bank, broker or other nominee for assistance with your 16-digit control number.

Whether or not you participate in the annual meeting, it is important that your shares be part of the voting process. The other methods by which you may vote are described above.

This year's shareholders question and answer session will include questions submitted in advance of, and questions submitted live during, the annual meeting. You may submit a question in advance of the meeting at www.proxyvote.com after logging in with your 16-digit control number. Questions may be submitted during the annual meeting through www.virtualshareholdermeeting.com/FISV2021. We expect to respond to questions during the annual meeting and may also respond to questions on an individual basis or by posting answers on our Investor Relations website after the meeting.

Quorum

The presence, at the virtual annual meeting online or by proxy, of at least a majority of the outstanding shares of common stock entitled to vote at the annual meeting will constitute a quorum for the transaction of business. Holders of shares that abstain from voting or that are subject to a broker non-vote will be counted as present for the purpose of determining the presence or absence of a quorum for the transaction of business. In the event there are not sufficient votes for a quorum or to approve a proposal at the time of the annual meeting, the annual meeting may be adjourned or postponed, in our sole discretion, in order to permit the further solicitation of proxies.

Shareholder Proposals for the 2022 Annual Meeting

Any proposal that a shareholder desires to include in our proxy materials for our 2022 annual meeting of shareholders pursuant to Rule 14a-8 under the Exchange Act ("Rule 14a-8") must be delivered no later than December 7, 2021 to the following address: 255 Fiserv Drive, Brookfield, Wisconsin 53045, Attention: Eric C. Nelson, Secretary.

Under our by-laws, a shareholder, or group of up to 20 shareholders, owning continuously for at least three years shares of our stock representing an aggregate of at least 3% of our outstanding shares may nominate and include in our proxy materials director nominees constituting up to 20% of our board of directors – so called "proxy access." Alternatively, a shareholder may nominate director nominees under our by-laws that the shareholder does not intend to have included in our proxy materials. In either case, such shareholders must comply with the procedures set forth in our by-laws, including that the shareholders and nominees satisfy the requirements in our by-laws and our corporate Secretary receives timely written notice, in proper form, of the intent to make a nomination at an annual meeting of shareholders. Among other matters, if a shareholder wishes to nominate a director nominee pursuant to proxy access, they must give written notice to our corporate Secretary not less than 120 days and not more than 150 days prior to the first anniversary of the date on which we first made available our proxy materials for the 2021 annual meeting. We must receive notice of a shareholder's director nomination for the 2022 annual meeting pursuant to the proxy access by-law provision no sooner than November 7, 2021 and no later than December 7, 2021. If the notice is received outside of that time frame, then we are not required to include the nominees in our proxy materials for the 2022 annual meeting. The detailed requirements for nominations are set forth in our by-laws, which were attached as an exhibit to our

Current Report on Form 8-K filed with the Securities and Exchange Commission on November 2, 2020. A copy of our by-laws will be provided upon written request to our corporate Secretary.

A shareholder who intends to present business, other than a shareholder proposal pursuant to Rule 14a-8, or to nominate a director, other than pursuant to our proxy access by-law provision, at the 2022 annual meeting must comply with the requirements set forth in our by-laws. Among other matters, a shareholder must give written notice to our corporate Secretary not less than 45 days and not more than 70 days prior to the first anniversary of the date on which we first mailed our proxy materials for the 2021 annual meeting. We must receive notice of a shareholder's intent to present business, other than pursuant to Rule 14a-8, or to nominate a director, other than pursuant to our proxy access by-law provision, at the 2022 annual meeting no sooner than January 26, 2022, and no later than February 20, 2022. If the notice is received outside of that time frame, then we are not required to permit the business or the nomination to be presented at the 2022 annual meeting. Nevertheless, if our board of directors permits a matter of business submitted after February 20, 2022 to be presented at the 2022 annual meeting, then the persons named in proxies solicited by the board of directors for the 2022 annual meeting may exercise discretionary voting power with respect to such proposal.

Proxy Statement and Annual Report Delivery

Our Annual Report on Form 10-K for 2020 will be made available or mailed to each shareholder on or about April 6, 2021. We will furnish such report, without charge, to any person requesting a copy thereof in writing and stating such person is a beneficial holder of shares of our common stock on the record date for the 2021 annual meeting. Requests and inquiries should be sent to our corporate Secretary, Eric C. Nelson, at the address below.

As permitted by rules of the Securities and Exchange Commission, services that deliver our communications to shareholders who hold their stock through a bank, broker or other holder of record may deliver a single copy of our Notice, annual report and proxy statement to multiple shareholders sharing the same address. Upon written or oral request, we will promptly deliver a separate copy of our Notice, annual report and/or proxy statement to any shareholder at a shared address to which a single copy of each document was delivered. Shareholders sharing an address who are currently receiving multiple copies of the Notice, annual report and/or proxy statement may also request delivery of a single copy. Shareholders may make a request by writing to Eric C. Nelson, Secretary, Fiserv, Inc., 255 Fiserv Drive, Brookfield, Wisconsin 53045.

By Order of the Board of Directors

Eric C. Nelson, Secretary
Brookfield, Wisconsin
April 6, 2021

Appendix A

Non-GAAP Financial Measures

The company reports its financial results in accordance with accounting principles generally accepted in the United States of America ("GAAP"). On July 29, 2019, the company acquired First Data Corporation ("First Data"). On a GAAP basis, the financial results of First Data are included in the consolidated results of the company from the date of acquisition. The company supplements its reporting of information determined in accordance with GAAP, such as revenue and earnings per share, with "adjusted revenue," "internal revenue growth," and "adjusted earnings per share."

Management believes that making adjustments for certain non-cash or other items and excluding certain pass-through revenue and expenses should enhance shareholders' ability to evaluate the company's performance, including providing additional insights into the factors and trends affecting the company's business. Therefore, the company excludes these items from its GAAP financial measures to calculate these unaudited non-GAAP measures.

In this proxy statement, the company discloses performance goals that were set related to cash incentive awards based on adjusted earnings per share and internal revenue growth. Set forth below is a description of these terms:

- Adjusted earnings per share is calculated as earnings per share in accordance with GAAP excluding (net of related tax impact) merger and integration costs; severance and restructuring costs; amortization of acquisition-related intangible assets; net charges associated with debt financing activities; earnings attributable to and gains or losses associated with divested businesses; certain activities associated with non wholly-owned entities; discrete tax items; and certain other non-operating gains and losses or unusual items.

- Internal revenue growth is measured as the change in adjusted revenue for the current year excluding the impact of foreign currency fluctuations and revenue attributable to acquisitions (except for 2019 revenue attributable to First Data which is presented on a combined company basis) and dispositions, divided by adjusted revenue from the prior year excluding revenue attributable to dispositions. Adjusted revenue is calculated as revenue in accordance with GAAP, recalculated to include the 2019 results of First Data on an adjusted combined company basis, and excluding the impact of the company's Output Solutions postage reimbursements and merchant services adjustments, and including deferred revenue purchase accounting adjustments.

These non-GAAP measures may not be comparable to similarly titled measures reported by other companies and should be considered in addition to, and not as a substitute for, revenue, earnings per share or any other amount determined in accordance with GAAP.